Exhibit 99.67

MANAGEMENT’S DISCUSSION

AND ANALYSIS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

This Management’s Discussion and Analysis of the financial condition and results of operations (“MD&A”) for Torex Gold Resources Inc. (“Torex” or the “Company”) was prepared as at August 6, 2026 and should be read in conjunction with the Company’s unaudited condensed consolidated interim financial statements and related notes for the three and six months ended June 30, 2026. It should also be read in conjunction with the Company’s audited consolidated financial statements and annual MD&A for the year ended December 31, 2025. This MD&A contains forward-looking statements that are subject to risks and uncertainties as discussed under “Cautionary Notes”. This MD&A also includes the disclosure of certain non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” which identifies the non-GAAP financial measures discussed in this MD&A for further information, including a reconciliation to the comparable measures in accordance with IFRS Accounting Standards (“IFRS”) as issued by the International Accounting Standards Board. All dollar figures included herein are United States dollars (“U.S. dollar”) unless otherwise stated.

HIGHLIGHTS

•

Safety performance: The Company recorded no lost-time injuries during the first half of 2026 and maintained a lost-time injury frequency (“LTIF”) of 0.00 per million hours worked for both employees and contractors on a rolling 12-month basis.

•

Gold production: Production of 96,297 gold equivalent ounces (“oz AuEq”) (YTD - 197,171 oz AuEq1), including 69,278 oz of gold (YTD - 142,925 oz of gold). Mining rates remained strong during the second quarter, averaging approximately 7,700 tpd at Media Luna and 3,000 tpd at ELG Underground. During the quarter, throughput at the processing plant exceeded design levels, averaging 10,793 tpd. With higher grade and higher gold recovery stopes expected to be mined through the second half of the year, production is tracking to the midpoint of annual gold equivalent guidance of 420,000 to 470,000 oz AuEq[1].

•

Gold sold: Gold equivalent ounces sold of 92,351 oz AuEq[1] (YTD - 201,573 oz AuEq1) at a quarterly average realized gold price[3] of $4,525 per oz AuEq[1] (YTD - $4,665 per oz AuEq1), contributing to revenue of $406.9 million (YTD - $946.2 million). Revenue for the quarter includes a net loss of $7.0 million (YTD - $31.0 million) for price adjustments on provisionally priced concentrate sales (a realized loss of $8.7 million on final sales settlements during the second quarter and an unrealized gain of $1.7 million on provisional sales pending final settlement), primarily reflecting lower gold and silver prices in the quarter. In the second quarter of 2026, the Company recognized a net derivative loss of $0.4 million (an unrealized loss of $12.8 million and a realized gain of $12.4 million) on quotational period hedges entered into to mitigate price risk on provisionally priced sales.

•

All-in sustaining costs[3]: Quarterly all-in sustaining costs of $2,459 per oz AuEq sold[1] (YTD - $2,165 per oz AuEq sold1) and all-in sustaining costs margin[3] of $2,066 per oz AuEq sold[1] (YTD - $2,500 per oz AuEq sold1), implying an all-in sustaining costs margin[3] of 46% (YTD - 54%). Cost of sales was $228.5 million or $2,474 per oz AuEq sold[1] in the quarter (YTD - $455.2 million or $2,258 per oz AuEq sold1). As a result of continued strength in the Mexican peso, higher plant reagent costs associated with lower gold recoveries (consumption rates and unit prices), higher mining volumes, an increase of $15.0 million to sustaining capital expenditures reflecting the impact of a stronger Mexican peso on development costs and additional equipment leases, and the impact of higher metal prices on royalties and land access payments, full year all-in sustaining costs guidance has been revised to $2,000 to $2,100/oz AuEq[1,2] sold from $1,750 to $1,850/oz AuEq[1,2] sold.

•

Strong profitability and adjusted EBITDA[3]: Reported quarterly net income of $113.8 million (YTD - $321.3 million), or $1.22 per share (basic) (YTD - $3.41) and adjusted net earnings of $84.9 million (YTD - $284.6 million), or $0.91 per share (basic) (YTD - $3.02). Generated EBITDA of $209.1 million (YTD - $567.2 million) and adjusted EBITDA of $203.5 million (YTD - $562.1 million).

•

Cash flow generation: Net cash generated from operating activities totalled $167.6 million (YTD - $377.4 million) and $165.1 million (YTD - $339.3 million) before changes in non-cash operating working capital. Net cash generated from operating activities included income taxes paid of $52.5 million (YTD - $193.2 million) and $39.3 million paid in the second quarter of 2026 in relation to the site-based

1

Torex Gold Resources Inc. | TSX: TXG

employee profit sharing program for 2025 in Mexico. Free cash flow[3] of $94.2 million (YTD - $251.5 million) is net of cash outlays for capital expenditures, lease payments, and interest.

•

Strong financial liquidity: In July, the Company amended its fully undrawn $350.0 million revolving credit facility, extending the maturity by one year to June 2030, while maintaining the $200.0 million accordion feature that is available at the discretion of the lenders. The quarter closed with $506.3 million in available liquidity[3], including $169.4 million in cash and $336.9 million available on the $350.0 million credit facility, net of letters of credit outstanding of $13.1 million.

•

Media Luna North Project: During the second quarter of 2026, $12.0 million (YTD - $26.7 million) of non-sustaining capital expenditures were incurred relating to the development of Media Luna North. Development of the main access ramp and haulage drift continue to track well. First production at Media Luna North remains on track for late 2026.

•

Exploration and drilling activities[4]: In July, the Company announced results from its drilling and exploration programs within the ELG Underground and Media Luna Cluster. Results to date support the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex:

•

ELG Underground: Drilling results continue to demonstrate the potential to replace reserves and expand resources, with mineralization extended along the El Limón Sur and El Limón West trends and continued success in identifying mineralization at depth and along strike beyond the current resource boundaries.

•

Media Luna Cluster: Drilling results support resource growth through the potential expansion of mineralization to the south and east of the Media Luna deposit, while ongoing drilling at Media Luna North continues to de-risk the planned start of production and identify extensions at depth.

•

Regional exploration: Drilling continued to advance at priority target Atzcala while initial drilling commenced at El Naranjo. The programs at both are focused on evaluating resource potential more broadly across the Morelos Property.

•

Revised expenditures: Exploration and drilling expenditures are now forecast at $85.0 million (previously $77.0 million) given an expanded drilling program to test the eastern and southern extensions of the Media Luna deposit within the recently identified San Miguel Corridor. The Company believes the San Miguel Fault could potentially be the main source for mineralizing fluids within the Media Luna Cluster.

•

Return of capital to shareholders[5]: In May, the Company announced an enhanced return of capital program targeting the return of $350.0 million to shareholders during 2026, through a combination of share purchases and dividends. Through the first half of 2026, the Company returned $176.2 million, representing approximately 50% of the targeted threshold for 2026.

•

Dividends: During the second quarter of 2026, the Company paid dividends of $10.8 million (YTD - $21.2 million). On August 6, 2026, the Company declared a quarterly dividend of C$0.16 per common share (“Torex Share”), payable on September 4, 2026, to shareholders of record on August 21, 2026.

•	Share Repurchases: During the first half of 2026, the Company repurchased 3,132,783 Torex Shares for $155.0 million (C$212.8 million) at an average price per share of $49.47 (C$67.91).

•

Los Reyes Preliminary Economic Assessment (“PEA”)[6]: On July 7, 2026, the Company released the results of the PEA for its Los Reyes project in Sinaloa, Mexico. The PEA estimates an after-tax NPV (5%) of $1,491 million, an after-tax IRR of 37.3%, a 1.9-year payback period and average annual production of 134 koz AuEq[6] over a 14.4-year mine life (161 koz AuEq[6] over first 11 years). The project is expected to generate robust margins, with life-of-mine all-in sustaining costs averaging $1,617/oz AuEq[6] and an estimated

2

Torex Gold Resources Inc. | TSX: TXG

upfront capital investment of $515 million, which is expected to be fully funded through cash flows generated by the Morelos Complex.

•

Responsible Gold Mining Report: In May, the Company released its 2025 Responsible Gold Mining Report, highlighting continued progress across its environmental, social and governance initiatives. This included commissioning of a new solar plant, improved water recycling, reduced greenhouse gas emissions, industry-leading safety performance and adherence to global sustainability standards.

•

Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) Transition: Effective June 17, 2026, Andrew Snowden assumed the role of President and CEO following the retirement of Jody Kuzenko. Concurrently, Dan Rollins, formerly Senior Vice President, Corporate Development & Investor Relations, assumed the role of CFO.

•

Planned U.S. Listing: The Company plans to pursue a secondary listing of Torex shares on the NYSE within the coming months. Preparation for the listing is underway, and the Company intends to prepare the required regulatory filings and exchange application in due course. An update on timing of a U.S. listing is expected to be provided with the release of Q3 2026 financial results.

1

Gold equivalent ounces produced and sold include production and sales of silver (Ag) and copper (Cu) converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. For the three months ended June 30, 2026, market prices averaged $4,506/oz gold (Au), $73.15/oz Ag, and $6.05/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (73.15 / 4,506) x Ag (koz) + 1,000,000 x (6.05 / 4,506) x Cu (mlb). For the six months ended June 30, 2026, market prices averaged $4,693/oz Au, $78.83/oz Ag, and $5.93/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (78.83 / 4,693) x Ag (koz) + 1,000,000 x (5.93 / 4,693) x Cu (mlb).

2

Production guidance is reiterated using revised metal pricing assumptions of $4,500/oz Au, $72.50/oz Ag, and $6.00/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (72.50/ 4,500) x Ag (koz) + 1,000,000 x (6.00/ 4,500) x Cu (mlb). Revised guidance for all-in sustaining costs reflect revised commodity price assumptions. Original 2026 production and AISC guidance assumed metal prices of $4,000/oz Au, $45.00/oz Ag, and $4.90/lb Cu, and AuEq (oz) = Au (oz) + 1,000 * (45 / 4,000) x Ag (koz) + 1,000,000 x (4.90 / 4,000) x Cu (mlb).

3

These measures are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

4

For more information on the Morelos exploration and drilling results, see the Company’s news release titled “Torex Gold Provides Q2 2026 Morelos Drilling & Exploration Update” issued on July 13, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

5

For more information on the Company’s return of capital program, see the Company’s news release titled “Torex Gold Reports Enhanced Return of Capital Program” issued on May 6, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

6

Gold equivalent ounces for the Los Reyes Preliminary Economic Assessment are calculated using assumed metal prices of $3,600/oz Au and $50/oz Ag, AuEq (oz) = Au (oz) + Ag (oz) + 1,000 * (50 / 3,600). For more information on the Los Reyes Preliminary Economic Assessment, see the Company’s news release titled “Torex Gold Releases Results of Los Reyes Preliminary Economic Assessment” issued on July 7, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

3

Torex Gold Resources Inc. | TSX: TXG

OPERATING AND FINANCIAL HIGHLIGHTS

Table 1.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Safety
Lost-time injury frequency[1]	/million hours	0.00	0.00	0.46	0.00	0.46
Total recordable injury frequency[1]	/million hours	0.63	0.61	1.00	0.63	1.00
Operating Results - Gold Equivalent basis
Gold equivalent produced	oz AuEq	96,297	100,874	84,296	197,171	144,073
Gold equivalent payable produced[2]	oz AuEq	93,686	98,482	82,856	192,168	142,486
Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Total cash costs[2,3]	$/oz AuEq	1,912	1,534	1,606	1,707	1,348
All-in sustaining costs[2,3]	$/oz AuEq	2,459	1,917	2,103	2,165	1,796
Average realized gold price[2,3]	$/oz AuEq	4,525	4,784	3,299	4,665	3,077
Financial Results
Revenue	$	406.9	539.3	253.9	946.2	423.9
Cost of sales	$	228.5	226.7	152.6	455.2	246.7
Earnings from mine operations	$	178.4	312.6	101.3	491.0	177.2
Net income	$	113.8	207.5	83.2	321.3	122.2
Per share – Basic	$/share	1.22	2.18	0.97	3.41	1.42
Per share – Diluted	$/share	1.20	2.16	0.95	3.38	1.40
Adjusted net earnings[3]	$	84.9	199.7	43.8	284.6	79.7
Per share – Basic[3]	$/share	0.91	2.10	0.51	3.02	0.92
Per share – Diluted[3]	$/share	0.90	2.08	0.50	2.99	0.91
EBITDA[3]	$	209.1	358.1	114.1	567.2	202.2
Adjusted EBITDA[3]	$	203.5	358.6	117.7	562.1	209.5
Cost of sales - gold equivalent basis	$/oz AuEq	2,474	2,076	1,984	2,258	1,794
Net cash generated from operating activities	$	167.6	209.8	67.8	377.4	57.9
Net cash generated from operating activities before changes in non-cash operating working capital	$	165.1	174.2	95.3	339.3	77.6
Free cash flow[3]	$	94.2	157.3	(37.5)	251.5	(170.8)
Cash and cash equivalents	$	169.4	130.0	103.0	169.4	103.0
Debt, net of deferred finance charges	$	—	—	227.2	—	227.2
Lease-related obligations	$	99.4	101.1	98.9	99.4	98.9
Net cash (debt)[3]	$	70.0	28.9	(225.9)	70.0	(225.9)
Available liquidity[3]	$	506.3	466.9	209.1	506.3	209.1

1.	On a 12-month rolling basis, per million hours worked.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Total cash costs, all-in sustaining costs, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt) and available liquidity are non-GAAP financial measures with no standardized meaning under IFRS and might not be comparable to similar financial measures disclosed by other issuers. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

4

Torex Gold Resources Inc. | TSX: TXG

SECOND QUARTER REPORT

The following abbreviations are used throughout this MD&A: $ (United States dollar), C$ (Canadian dollar), MXN (Mexican peso), TCC (total cash costs), AISC (all-in sustaining costs), Au (gold), AuEq (gold equivalent), Ag (silver), Cu (copper), oz (ounce), gpt (grams per tonne), koz (thousand ounces), moz (million ounces), lb (pound), klb (thousand pounds), mlb (million pounds), kt (thousand tonnes), mt (million tonnes), m (metres), km (kilometres), MW (megawatt), kV (kilovolt), w:o (waste to ore), and tpd (tonnes per day).

TABLE OF CONTENTS

HIGHLIGHTS	1
OPERATING AND FINANCIAL HIGHLIGHTS	4
TABLE OF CONTENTS	5
COMPANY OVERVIEW	6
USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES	6
GOLD EQUIVALENT REPORTING	7
GUIDANCE	8
FINANCIAL RESULTS	9
SECOND QUARTER AND YEAR TO DATE 2026 FINANCIAL RESULTS	10
RESULTS OF OPERATIONS	14
ENVIRONMENT, SOCIAL & GOVERNANCE	16
DEVELOPMENT ACTIVITIES	18
EXPLORATION AND DRILLING ACTIVITIES	19
FINANCIAL CONDITION REVIEW	22
DEBT FINANCING	24
LIQUIDITY AND CAPITAL RESOURCES	24
OUTSTANDING SHARE DATA	26
NON-GAAP FINANCIAL PERFORMANCE MEASURES	27
ADDITIONAL IFRS FINANCIAL MEASURES	37
ECONOMIC TRENDS	38
SUMMARY OF QUARTERLY RESULTS	39
OFF-BALANCE SHEET ARRANGEMENTS	40
ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES	40
RECENT ACCOUNTING PRONOUNCEMENTS	40
FINANCIAL RISK MANAGEMENT	40
RISKS AND UNCERTAINTIES	42
INTERNAL CONTROL OVER FINANCIAL REPORTING	42
QUALIFIED PERSONS	43
ADDITIONAL INFORMATION	43
CAUTIONARY NOTES	43

5

Torex Gold Resources Inc. | TSX: TXG

COMPANY OVERVIEW

Torex Gold Resources Inc. is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico and a portfolio of early-stage exploration projects, including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company’s key strategic objectives are: optimize Morelos production and costs; disciplined growth and capital allocation; grow reserves and resources; project delivery excellence; retain and attract best industry talent and other exploration projects; and be an industry leader in responsible mining. In addition to realizing the full potential of the Morelos Property, the Company continues to seek opportunities to acquire assets that enable diversification and deliver value to shareholders.

USE OF NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. For further information and a detailed reconciliation to the comparable IFRS measures refer to the “Non-GAAP Financial Performance Measures” section of this MD&A. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

6

Torex Gold Resources Inc. | TSX: TXG

GOLD EQUIVALENT REPORTING

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices (not realized metal prices) for each commodity sold in the period. The following table provides a summary of the quantities produced and sold and average market prices for each commodity in the respective periods.

Table 2.

		Three Months Ended			Six Months Ended
		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold equivalent produced	oz AuEq	96,297	100,874	84,296	197,171	144,073
Gold produced	oz	69,278	73,647	69,576	142,925	127,996
Silver produced	koz	520.2	543.0	336.5	1,063.2	378.0
Copper produced	mlb	13.9	14.9	8.0	28.8	8.6
Gold equivalent payable produced[1]	oz AuEq	93,686	98,482	82,856	192,168	142,486
Gold payable produced[1]	oz	68,257	72,901	68,955	141,158	127,285
Silver payable produced[1]	koz	468.4	489.4	307.4	957.8	347.0
Copper payable produced[1]	mlb	13.3	14.3	7.7	27.6	8.2
Gold equivalent sold[1]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Gold sold[1]	oz	68,058	81,233	63,493	149,291	123,249
Silver sold[1]	koz	448.9	539.0	291.3	987.9	324.1
Copper sold[1]	mlb	12.6	15.6	7.4	28.2	7.7
Average market gold price[2]	$/oz	4,506	4,873	3,280	4,693	3,067
Average market silver price[2]	$/oz	73.15	84.33	33.68	78.83	32.76
Average market copper price[2]	$/lb	6.05	5.83	4.32	5.93	4.28

1.	Payable production and sold values include payable deductions associated with copper concentrate, doré and other products.
2.	Based on the London Bullion Market Association (“LBMA”) PM fix for gold, LBMA fix for silver and London Metal Exchange (“LME”) cash-settlement price for copper.

7

Torex Gold Resources Inc. | TSX: TXG

GUIDANCE

Production is expected to strengthen in the second half of the year as ore from higher-grade stopes is processed, with production forecast to increase quarter-over-quarter through the second half of 2026. As such, full-year production is tracking to the midpoint of the guided range of 420,000 to 470,000 oz AuEq.

AISC1 have been revised to $2,000 to $2,100 per oz AuEq sold from $1,750 to $1,850 per oz AuEq sold. The increase in AISC guidance reflects several factors including: the impact of the stronger Mexican peso (MXN:USD of 17.5:1 versus 19:1); higher plant reagent consumption rates and plant reagent unit prices (primarily sodium cyanide to support lower gold recovery stopes processed); the impact of higher mining volumes and lower gold recoveries; revised sustaining capital expenditures of $135.0 to $145.0 million from $120.0 to $130.0 million (reflecting the impact of the stronger Mexican peso on development costs and additional equipment leases); as well as higher assumed full year metal prices for gold ($4,500/oz versus $4,000/oz), silver ($72.50/oz versus $45.00/oz) and copper ($6.00/lb versus $4.90/b), which, relative to original guidance, have resulted in higher royalties, Mexican profit-sharing payments, and land access agreements with local communities, also referred to as temporary occupation agreements (“TOAs”).

The following table summarizes the Company’s performance to date relative to 2026 guidance:

Table 3.

In millions of U.S. dollars, unless otherwise noted		2026 Guidance[2]	Revised 2026 Guidance[3]	Q2 2026 YTD Performance
Production
Gold	oz	320,000 to 365,000	No change	142,925
Silver	koz	2,200 to 2,500	No change	1,063.2
Copper	mlb	60 to 65	No change	28.8
Gold Equivalent	oz AuEq	420,000 to 470,000	No change	197,171
Sales
Gold Equivalent	oz AuEq	410,000 to 460,000	No change	201,573
All-in Sustaining Costs[1]
Gold Equivalent basis	$/oz AuEq	1,750 to 1,850	2,000 to 2,100	2,165
Capital Expenditures[1]
Sustaining Capital Expenditures		$120 to 130	135 to 145	68.8
Non-Sustaining Capital Expenditures		$165 to 175	No change	55.8
Total Capital Expenditures		$285 to 305	300 to 320	124.6

1.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.
2.	Original 2026 guidance assumed a MXN:USD of 19.0 and metal prices of $4,000/oz gold, $45/oz silver, and $4.90/Ib copper.
3.	Guidance is reiterated using revised foreign exchange and metal pricing assumptions of MXN:USD of 17.5 and $4,500/oz gold, $72.50/oz silver, and $6.00/lb copper.
4.	For the six months ended June 30, 2026, refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

8

Torex Gold Resources Inc. | TSX: TXG

FINANCIAL RESULTS

Table 4.

In millions of U.S. dollars, unless otherwise noted		Three Months Ended		Six Months Ended
		Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Revenue[1]		$406.9	253.9	946.2	423.9
Gold[1]		$294.0	211.5	694.9	379.2
Silver[1]		$30.9	10.2	78.1	11.3
Copper[1]		$80.6	33.4	169.4	34.6
Treatment, refining and other cost deductions		$1.4	(1.2)	3.8	(1.2)
Cost of sales		$228.5	152.6	455.2	246.7
Production costs		$166.2	115.1	317.5	171.3
Royalties		$13.4	8.6	32.4	14.6
Depreciation and amortization		$48.9	28.9	105.3	60.8
Earnings from mine operations		$178.4	101.3	491.0	177.2
General and administrative expenses		$8.6	14.0	20.1	30.4
Exploration and evaluation expenses		$12.9	6.9	21.5	12.3
Derivative gain, net		$(4.8)	(5.1)	(12.0)	(7.9)
Finance (income) costs and other, net		$(0.7)	5.2	2.0	7.8
Foreign exchange loss (gain)		$1.7	0.3	(0.2)	1.1
Current income tax expense		$76.2	34.6	164.9	40.6
Deferred income tax recovery		$(29.3)	(37.8)	(26.6)	(29.3)
Net income		$113.8	83.2	321.3	122.2
Per share – Basic	$/share	1.22	0.97	3.41	1.42
Per share – Diluted	$/share	1.20	0.95	3.38	1.40
Adjusted net earnings[2]		$84.9	43.8	284.6	79.7
Per share – Basic[2]	$/share	0.91	0.51	3.02	0.92
Per share – Diluted[2]	$/share	0.90	0.50	2.99	0.91
Cost of sales - gold equivalent basis	$/oz AuEq	2,474	1,984	2,258	1,794
Total cash costs[2]	$/oz AuEq	1,912	1,606	1,707	1,348
All-in sustaining costs[2]	$/oz AuEq	2,459	2,103	2,165	1,796
All-in sustaining costs margin[2]	$/oz AuEq	2,066	1,196	2,500	1,281
Average realized gold price[2]	$/oz AuEq	4,525	3,299	4,665	3,077

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.	These measures are non-GAAP financial measures. Refer to “Non-GAAP Financial Performance Measures” for further information and a detailed reconciliation to the comparable IFRS measures.

9

Torex Gold Resources Inc. | TSX: TXG

SECOND QUARTER AND YEAR TO DATE 2026 FINANCIAL RESULTS

Revenue totalled $406.9 million (YTD - $946.2 million)

Revenue in the second quarter of 2026 increased 60% relative to the second quarter of 2025, primarily due to a 37% increase in the average market gold price, together with a 20% increase in gold equivalent ounces sold. The increase in gold equivalent ounces sold is in line with a 21% increase in average plant throughput compared to the prior year, given that operations were ramping up following the restart of processing operations in late March 2025 as part of the Media Luna Project. The higher throughput was partially offset by a lower average grade of ore processed. Revenue excludes the realized impact of gold derivative contracts, which is included in the average realized gold price. The average realized gold price in the second quarter of 2025 included a loss of $1.3 million ($17 per oz AuEq) on gold put options. The Company did not have any derivative contracts for gold, silver, and copper outstanding as at quarter end.

Sales of copper concentrate are provisionally priced, and sales prices are subject to final adjustment based on quoted market prices during a quotational period specified in the contract. Revenue for the second quarter of 2026 includes a net loss of $7.1 million due to price adjustments on provisionally priced sales, comprising a net realized loss of $8.8 million for sales that were settled in final during the quarter and a net unrealized gain of $1.7 million to adjust sales that remain unsettled to market prices at the end of the quarter.

Revenue in the first half of 2026 increased 123% relative to the first half of 2025, primarily due to a 53% increase in the average market gold price, and a 47% increase in gold equivalent ounces sold. Gold equivalent ounces sold were significantly lower in the first half of 2025 largely reflecting the impact of the four-week tie-in period at the processing plant in connection with the Media Luna Project in the first quarter of 2025 and the subsequent ramp up during the second quarter of 2025. The average realized gold price in the first half of 2025 includes a realized loss of $2.1 million ($15 per oz AuEq) in the first half of 2025 on gold put options. The Company did not have any derivative contracts for gold, silver, and copper outstanding as at quarter end.

Sales of copper concentrate in the first half of 2026 included a net loss of $31.1 million due to price adjustments on provisional sales, comprising a net realized loss of $0.7 million for sales settled during the period and a net unrealized loss of $30.4 million to adjust sales that remained unsettled to market prices as at June 30, 2026.

Cost of sales was $228.5 million or $2,474 per oz AuEq sold (YTD - $455.2 million or $2,258 per oz AuEq sold)

Cost of sales was higher in the second quarter of 2026 compared to the second quarter of 2025 by $75.9 million or 50% and 25% higher on a per oz AuEq basis due to increased processing rates with Media Luna fully ramped up (10,793 tpd versus 8,887 tpd), higher production unit costs, royalties and depreciation and amortization expense.

Production costs in the second quarter of 2026 were 44% higher compared to the second quarter of 2025 primarily due to the 20% increase in gold equivalent ounces sold, the impact of higher gold prices on long-term lease agreements with Ejidos, a stronger average Mexican peso exchange rate, as well as higher plant reagent consumption levels to support recovery rates in the process plant given lower gold recovery stopes mined during the period. Plant reagent costs have also been impacted by elevated unit pricing as a result of increased prices for key inputs in the manufacturing process (such as ammonia) as well as freight costs, both a direct result of the current conflict in Iran and its impact on global energy prices. These cost pressures impacted plant reagent pricing in the second quarter and are expected to persist during the second half of 2026.

Royalties were 56% higher than the second quarter of 2025, aligned with higher revenue of 60%.

Depreciation and amortization expense was 69% higher than the second quarter of 2025 on a total basis and 41% higher on a per oz AuEq sold basis. The 69% increase in depreciation and amortization primarily reflects the commencement of commercial production at Media Luna in the second quarter of 2025 as well as other assets commissioned in the second half of 2025, which increased the depreciable asset base. Depreciation was also higher due to increased units-of-production depreciation resulting from higher plant throughput.

10

Torex Gold Resources Inc. | TSX: TXG

Cost of sales was higher in the first half of 2026 compared to the first half of 2025 by $208.5 million or 85% and 26% higher on a per oz AuEq basis due to increased processing rates with Media Luna fully ramped up (10,643 tpd versus 8,361 tpd), higher unit production costs, royalties, depreciation and amortization expense.

Production costs in the first half of 2026 were 85% higher than the first half of 2025 primarily due to the 47% increase in gold equivalent ounces sold, the impact of higher gold prices on long-term lease agreements with Ejidos, higher plant reagent consumption rates and unit pricing, and a stronger average Mexican peso exchange rate.

Royalties were 122% higher than the first half of 2025, aligned with higher revenue of 123%.

Depreciation and amortization expense was 73% higher than the first half of 2025 on a total basis and 18% higher on a per oz AuEq sold basis. The 73% increase in depreciation and amortization primarily reflects the commencement of commercial production at Media Luna in the second quarter of 2025 as well as other assets commissioned in the second half of 2025, which increased the depreciable asset base. Depreciation was also higher due to increased units-of-production depreciation resulting from higher plant throughput. For 2026, depreciation and amortization is expected to range between $240 and $270 million, unchanged from the prior estimate.

All-in Sustaining Costs2 were $2,459 per oz AuEq sold (YTD - $2,165 per oz AuEq sold)

All-in sustaining costs were 17% higher on a per oz AuEq basis relative to the second quarter of 2025, primarily due to the higher production costs described above, as well as a 33% increase in sustaining capital expenditures primarily related to increased underground development given the successful ramp-up of Media Luna to design mining rates.

The 21% increase in all-in sustaining costs on a per oz AuEq basis relative to the first half of 2025 was also primarily due to higher production costs described above and 60% higher sustaining capital expenditures, reflecting the fact that commercial production at Media Luna was declared during the second quarter of 2025. The increase in sustaining capital expenditures is particularly significant because expenditures on the Media Luna Project prior to May 1, 2025 were classified as non-sustaining capital expenditures during the development period.

General and administrative expenses of $8.6 million (YTD - $20.1 million)

General and administrative expenses primarily comprise corporate office employee and director costs, share-based compensation, and consulting and professional fees. Excluding the remeasurement of share-based payments (gain of $0.8 million in the second quarter of 2026 and loss of $6.2 million in the second quarter of 2025), general and administrative expenses would have been $9.4 million, $1.6 million higher than the second quarter of 2025, primarily due to higher consulting and professional fees.

Excluding the remeasurement of share-based payments (loss of $0.4 million in the first half of 2026 and loss of $13.8 million in the first half of 2025), general and administrative expenses would have been $19.7 million, $3.1 million higher compared to the first half of 2025, primarily due to higher consulting and professional fees.

Derivative gain, net, of $4.8 million (YTD - $12.0 million gain)

To manage the foreign currency risk related to operating expenditures, the Company has entered into foreign exchange forward contracts and zero-cost collars. As at June 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $15.0 million between July 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. As at June 30, 2026, the MXN/USD foreign exchange forwards are for the purchase of MXN 2,504.7 million for $137.0 million between July 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 18.28:1.

11

Torex Gold Resources Inc. | TSX: TXG

In the second quarter of 2026, the Company recognized a net gain of $5.2 million on the foreign exchange collars and forwards, primarily due to the appreciation of the Mexican peso (gain of $6.6 million in the second quarter of 2025).

In the first half of 2026, the Company recognized a net gain of $5.5 million on foreign exchange collars and forwards, primarily due to the appreciation of the Mexican peso, compared to a net gain of $10.0 million in the first half of 2025.

To mitigate exposure to gold, silver and copper price fluctuations on provisionally priced concentrate sales, from time to time the Company enters into quotational period hedges (“QP Hedges”) with the objective of achieving final settlement prices of one month after shipment. Under the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9, Financial Instruments (“IFRS 9”). Accordingly, they are classified as financial instruments measured at fair value through profit or loss (“FVTPL”), with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. In the first quarter of 2026, given pricing elections by certain customers, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment. No new QP Hedges were entered into during the second quarter of 2026. The Company did not have any QP Hedges in the second quarter of 2025.

In the second quarter of 2026, the Company recognized a net loss of $0.4 million (a realized gain of $12.4 million and an unrealized loss of $12.8 million) on QP Hedges due to the weakening of gold and silver forward prices. In the first half of 2026, the Company recognized a net gain of $6.5 million (a realized loss of $2.0 million and an unrealized gain of $8.5 million) on QP hedges due to the appreciation of gold and silver forward prices. No QP Hedges were outstanding as at the end of the second quarter.

The Company’s foreign exchange derivatives and QP Hedges have not been designated as hedges; therefore, movements in the fair value of the derivatives are recognized in net income each period.

Finance (income) costs and other, net, of $0.7 million income (YTD - $2.0 million costs)

The net finance income during the quarter compared to net costs in the comparative period of 2025, and the decrease in net finance costs in the first half of 2026 relative to the comparative period in 2025, were primarily related to interest received on the settlement of VAT receivables. The change was further supported by lower interest costs resulting from the repayment of the Company’s debt facility in the first quarter of 2026, partially offset by interest expense on copper concentrate sales advances.

Foreign exchange loss of $1.7 million (YTD - $0.2 million gain)

The foreign exchange loss in the second quarter of 2026 was primarily due to the appreciation of the Mexican peso by 3.3% (YTD - 2.8%). A net foreign exchange gain was recorded in the first half of 2026, largely reflecting the timing of settlements of Mexican peso denominated monetary balances.

Current income and mining tax expense of $76.2 million (YTD - $164.9 million expense)

The 120% increase in current income and mining tax expense compared to the second quarter of 2025 was primarily due to a 75% increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 3.3% appreciation of the Mexican peso in the second quarter of 2026 compared to the 7.0% depreciation in the prior year, partially offset by the decrease in accrued liabilities primarily related to the Mexican profit sharing payment for 2025 paid during the second quarter.

The 306% increase in current income and mining tax expense compared to the first half of 2025 was primarily due to a 151% increase in earnings from mine operations before depreciation and amortization expense, and the tax effect of the currency translation of the tax liability due to the 2.8% appreciation of the Mexican peso in the first

12

Torex Gold Resources Inc. | TSX: TXG

half of 2026 compared to the 6.8% depreciation in the prior year, partially offset by the decrease in accrued liabilities, primarily related to the Mexican profit sharing payment for 2025 paid during the second quarter.

Deferred income tax recovery of $29.3 million (YTD - $26.6 million recovery)

The deferred income tax recovery in both the second quarter and first half of 2026 were slightly lower compared to the recovery in the comparative periods of 2025 primarily driven by the tax effect of currency translation on the tax base as a result of an appreciation of the Mexican peso compared to the prior year, higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax, and the decrease in the temporary difference on inventory balances for accounting than for tax purposes, partially offset by the decrease in accrued liabilities which are only deductible for tax purposes once invoiced, and the decrease in the provision for uncertain tax positions.

For the three and six months ended June 30, 2026, the tax effect of currency translation on the tax base was a recovery of $24.8 million and $20.6 million, respectively (three and six months ended June 30, 2025 - recovery of $43.8 million and $42.6 million, respectively).

As at June 30, 2026, the closing value of property, plant and equipment for tax purposes was $40.4 billion Mexican pesos and the closing value of inventory for tax purposes was $3.6 billion Mexican pesos.

Net income of $113.8 million (YTD - $321.3 million income)

Net income for the quarter was $113.8 million compared to net income of $83.2 million in the second quarter of 2025. The increase in net income was primarily due to higher average realized prices, a 20% increase in gold equivalent ounces sold, lower general and administrative expense primarily due to lower share-based compensation expense, and lower finance costs, offset by higher costs of sales, higher exploration and evaluation costs, and a higher net income tax expense.

Net income in the first half of 2026 was $321.3 million compared to net income of $122.2 million in the first half of 2025. The increase in net income was primarily due to a higher average realized prices, a 47% increase in gold equivalent ounces sold, lower general and administrative expense primarily due to lower share-based compensation expense, and lower finance costs, offset by higher cost of sales, higher exploration and evaluation costs, and a higher net income tax expense.

13

Torex Gold Resources Inc. | TSX: TXG

RESULTS OF OPERATIONS

Mining

The following table1 summarizes the mining activities for the Company’s Morelos Complex:

Table 5.

		Three Months Ended			Six Months Ended
		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Media Luna Underground
Ore tonnes mined	kt	702	682	389	1,384	489
Ore tonnes mined per day	tpd	7,714	7,578	4,278	7,646	2,703
Average gold grade of ore mined	gpt	2.12	1.61	1.78	1.86	1.72
Average silver grade of ore mined	gpt	23.9	24.2	24.6	24.1	26.4
Average copper grade of ore mined	%	0.92	0.94	0.84	0.93	0.89
ELG Underground
Ore tonnes mined	kt	280	276	254	556	441
Ore tonnes mined per day	tpd	3,079	3,070	2,790	3,075	2,434
Average gold grade of ore mined	gpt	4.15	3.71	4.28	3.93	4.47
Average silver grade of ore mined	gpt	8.3	7.1	6.8	7.7	6.9
Average copper grade of ore mined	%	0.37	0.36	0.26	0.37	0.29
ELG Open Pits
Ore tonnes mined	kt	—	—	194	—	361
Waste tonnes mined	kt	—	—	847	—	1,353
Total tonnes mined	kt	—	—	1,042	—	1,714
Ore tonnes mined per day	tpd	—	—	2,133	—	1,992
Waste tonnes mined per day	tpd	—	—	9,313	—	7,477
Strip ratio	w:o	—	—	4.4	—	3.8
Average gold grade of ore mined	gpt	—	—	3.44	—	3.39
Average silver grade of ore mined	gpt	—	—	5.2	—	4.8
Average copper grade of ore mined	%	—	—	0.15	—	0.13
Morelos Complex - Total
Ore tonnes mined	kt	982	958	837	1,940	1,291
Ore tonnes mined per day	tpd	10,793	10,649	9,201	10,721	7129
Average gold grade of ore mined	gpt	2.70	2.21	2.92	2.46	3.12
Average silver grade of ore mined	gpt	19.5	19.3	14.7	19.4	13.69
Average copper grade of ore mined	%	0.77	0.77	0.51	0.77	0.47

1.	Rounding may result in apparent summation differences.

Media Luna Underground achieved a quarterly average mining rate of 7,714 tpd in the second quarter of 2026, an improvement from the average of 7,578 tpd mined in the previous quarter. As planned, sequencing at Media Luna Underground resulted in higher-grade stopes mined in the second quarter of 2026 relative to the previous quarter. Mined grades are expected to increase further in the second half of 2026.

At ELG Underground, the Company achieved a quarterly average mining rate of 3,079 tpd in the second quarter of 2026, consistent with the previous quarter. The consistently strong mining rates at ELG Underground are

14

Torex Gold Resources Inc. | TSX: TXG

expected to yield a similar volume of production to 2025 through the remainder of 2026. The average grade of ore mined improved quarter over quarter due to mine sequencing as planned. Mining from the ELG Open Pits concluded in the third quarter of 2025.

Plant Performance

The following table1 summarizes the processing activities for the Company’s Morelos Complex:

Table 6.

		Three Months Ended			Six Months Ended
		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Total tonnes processed	kt	982	944	809	1,926	1,513
Average plant throughput	tpd	10,793	10,492	8,887	10,643	8,361
Average gold grade of ore processed	gpt	2.55	2.79	2.92	2.67	2.80
Average silver grade of ore processed	gpt	19.29	22.68	20.46	20.95	13.91
Average copper grade of ore processed	%	0.67	0.79	0.54	0.73	0.40
Average gold recovery	%	85.4	84.6	93.5	85.0	92.1
Average silver recovery	%	86.1	78.7	63.0	82.1	58.0
Average copper recovery	%	94.9	90.3	84.4	92.4	68.0
Gold equivalent produced[2]	oz AuEq	96,297	100,874	84,296	197,171	144,073
Gold produced	oz	69,278	73,647	69,576	142,925	127,996
Silver produced	koz	520.2	543.0	336.5	1,063.2	378.0
Copper produced	mlb	13.9	14.9	8.0	28.8	8.6
Gold equivalent payable produced[2],[3]	oz AuEq	93,686	98,482	82,856	192,168	142,486
Gold payable produced[3]	oz	68,257	72,901	68,955	141,158	127,285
Silver payable produced[3]	koz	468.4	489.4	307.4	957.8	347.0
Copper payable produced[3]	mlb	13.3	14.3	7.7	27.6	8.2
Gold equivalent sold[2],3	oz AuEq	92,351	109,222	76,922	201,573	137,490
Gold sold[3]	oz	68,058	81,233	63,493	149,291	123,249
Silver sold[3]	koz	448.9	539.0	291.3	987.9	324.1
Copper sold[3]	mlb	12.6	15.6	7.4	28.2	7.7

1.	Rounding may result in apparent summation differences.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

3.

Payable production and sold values include payable deductions associated with copper concentrate, doré and other products. Payable production is based on estimated payability factors but may vary based on customer.

Plant throughput in the second quarter of 2026 achieved an average rate of 10,793 tpd (YTD - 10,643 tpd), higher than the preceding quarter of 10,492 tpd and exceeding design levels of 10,600 tpd. The average gold recovery for the quarter was 85.4% (YTD - 85.0%), higher than the recovery of 84.6% in the previous quarter as mining continued through lower-grade and lower gold-recovery areas of the Media Luna mine. The average copper recovery for the quarter was 94.9% (YTD - 92.4%), higher than the recovery of 90.3% in the previous quarter.

Gold Equivalent Production and Sales

In the second quarter of 2026, 96,297 oz AuEq were produced (93,686 oz AuEq on a payable basis) and 92,351 oz AuEq were sold. Production in the second quarter of 2026 increased relative to the comparative period in the prior year, primarily due to the ramp up of the Media Luna mine following the four-week tie-in period at the processing plant during the first quarter of 2025 and the commencement of commercial production in the second quarter of 2025.

15

Torex Gold Resources Inc. | TSX: TXG

ENVIRONMENT, SOCIAL & GOVERNANCE

Health and Safety

No lost-time injuries (“LTIs”) were reported in Q2 for the fifth consecutive quarter. As at June 30, 2026, the Company’s lost-time injury frequency (“LTIF”) was 0.00 and its total recordable injury frequency (“TRIF”) was 0.63. Both rates include employees and contractors and are calculated per million hours worked on a rolling 12-month basis.

During the quarter, the fourth annual Health and Safety Fair was held at the Morelos Complex with the participation of 3,382 employees and contractors. The first annual Strategic Partners Safety Conference, intended to improve alignment and cooperation on safety matters between the Company and key contractors, was also held at the Morelos complex in Q2 involving 36 contractor companies and 100 attendees. The Company also continued to implement its comprehensive Next Level Safety program, including ongoing implementation of the Company-wide fatal risk standards at the operations and training workshops on the critical control verification process. Safety First and Always sessions, designed to promote honest and open dialogue about individual and collective risk tolerance, were 100% completed for all permanent full-time employees in the quarter, with 101 sessions involving 1,495 employees held year-to-date.

Lost-Time Injury Frequency and Total Recordable Injury Frequency Per Million Hours Worked on a Rolling 12-Month Basis: June 2023 – June 2026

Environment & Climate Change

There were no reportable spills or environmental incidents during the second quarter of 2026 and there are currently no material claims, demands, or legal proceedings against the Company related to environmental matters. As such, the Company is on track to achieve its 2026 objective of zero reportable spills of 1,000 litres or more that report to a natural water body.

In May, Torex disclosed its first Water Stewardship and Conservation Strategy, a multi-year framework to strengthen water governance, improve water balance reporting transparency, formalize water conservation and recycling targets, and improve operational efficiency as the Morelos Complex continues to extend and evolve. The strategy includes the following targets:

•	To achieve at last 80% total water reused and recycled annually against a 2024 baseline of 58%;

•	A 60% increase in the recycling of treated domestic wastewater by 2030, completed to a 2024 baseline of 0%; and

16

Torex Gold Resources Inc. | TSX: TXG

•	Groundwater withdrawals limited to less than 50% of total operational water withdrawn by 2030 compared to a 2024 baseline of 58%.

During the quarter, for the first time Torex also completed a full Scope 3 greenhouse gas (“GHG”) emissions inventory for 2025 for the Morelos Complex, establishing a comprehensive picture of the Company’s total carbon footprint across its value chain. The inventory was developed in accordance with the GHG Protocol Corporate Value Chain (Scope 3) Accounting and Reporting Standard and satisfies the Company’s 2026 objective to disclose Scope 3 emissions.

Community Relations

During the second quarter, positive and productive relationships were maintained with local communities. The Company continued to implement unique community development agreements (“CODECOPs”) with 12 communities surrounding the Morelos Complex. The CODECOPs define community investment projects to be delivered in partnership with local communities, as defined by local CODECOP committees. Projects associated with the 2026 CODECOPs include community infrastructure, water, education and health initiatives.

ESG Disclosure and Reporting

In May, the Company disclosed its third disclosure under the Bill S-211, An Act to enact the Fighting Against Forced Labour and Child Labour in Supply Chains Act, which came into force in Canada on January 1, 2024. The report outlines measures taken in the 2025 reporting year to mitigate against the risk of forced labour and child labour within the business and supply chain.

In May, the Company also released its 2025 Responsible Gold Mining Report (“RGMR”) titled Growing with Purpose, the Company’s 11th annual disclosure of its performance associated with responsible mining. The RGMR was prepared with reference to the Global Reporting Initiative Standards and the Sustainability Accounting Standards Board Metals and Mining Sustainability Accounting Standard. It also includes energy and climate-related data aligned with the Phase 1 recommendations of the Task Force on Climate-Related Financial Disclosure, and water-related data that conforms with the Water Stewardship Framework established by the International Council on Mining and Metals. Key highlights of the 2025 Report include:

•	Industry-leading safety performance with a lost-time injury frequency of 0.07 for employees and contractors per million hours worked;

•	99% operational workforce from Mexico with 64% from Guerrero State and 39% from local communities; voluntary turnover rate of 4%, down from 8% in 2024;

•	Zero reportable environmental incidents or spills;

•	$3.9 million directly invested in community development and infrastructure projects;

•	95% of procurement spend in Mexico up from 92% in 2024; 20% of spend directed to Guerrero-based suppliers;

•	83% of water re-used and recycled; up from 58% in 2024 due to enhanced recycling capacity and water circuits associated with the Media Luna Project;

•	68% reduction in Scope 1 greenhouse gas emissions relative to 2024, due to the transition from open pit mining to underground operations together with other initiatives to reduce diesel consumption;

•	Completion and commissioning of a new 8.45-megawatt solar plant;

•	First disclosure of the Company’s Scope 3 GHG emissions inventory;

17

Torex Gold Resources Inc. | TSX: TXG

•	Ongoing conformance with the World Gold Council Responsible Gold Mining Principles and the International Cyanide Management Code.

In June, the Company also released its 2025 Extractive Sector Transparency Measures Act (“ESTMA”) Report, covering the Morelos Property in Guerrero as well as properties acquired in 2025 in Sinaloa, Chihuahua and Nevada.

All of the aforementioned reports can be found under the ESG Reporting Portal on the Company’s website at https://torexgold.com/responsible-mining-esg/esg-reporting-portal/.

DEVELOPMENT ACTIVITIES

Media Luna

During the quarter, $14.9 million (YTD - $23.1 million) of non-sustaining capital expenditures were incurred primarily related to commissioning of the remaining electrical distribution system in the mine and the completion of the final connection to the main 230kv substation. At the paste plant facility, which supplies paste backfill to the stopes utilizing tailings, the planned installation of an operating spare positive displacement paste pump progressed to further improve plant availability as well as the installation of an operating spare slurry tailings pump feeding the paste plant. Work on additional mine support infrastructure continued in the second quarter of 2026, which included a new underground service garage and warehouse, the east adit ventilation system to support the life of mine plan, a water recycling facility, and extensions to the fire suppression systems.

Media Luna North Underground (formerly EPO Underground)

The development of the Media Luna North underground mine continued to track to plan in the second quarter, with the objective of reaching first ore production in late 2026. Media Luna North will leverage infrastructure associated with Media Luna, including the Guajes Tunnel and conveyor, ore handling system, process plant upgrades, paste plant, as well as power and water infrastructure. Approximately 2,879 m of development of the main access ramp and haulage drift was completed in the quarter, reflecting favorable ground conditions. A key milestone was achieved as the new North adit breakthrough was completed, and following the quarter end, the haulage drift breakthrough was achieved in July. The North adit excavation will subsequently allow for the installation of new ventilation fans, providing additional ventilation supporting first ore production, as well as continued progress of mine level development. Work commenced on other infrastructure elements within Media Luna North such as the paste distribution system and the ventilation adit electrical room.

During the second quarter, efforts focused on expediting electrical, instrumentation, submersible pumps, ventilation fans and steelwork to ensure delivery in support of construction activities which commenced in the quarter. Procurement of bulk materials for construction such as cable and pipe supply also continued as engineering details were finalized. Initial construction contracts to support mobilization of construction activities related to the North adit and underground paste distribution system were awarded during the second quarter as key areas of underground development advanced. Additionally, definition drilling programs targeted the initial production stopes in anticipation of first production by late 2026.

During the second quarter of 2026, $12.0 million (YTD - $26.7) million of non-sustaining capital expenditures were incurred relating to Media Luna North to support underground development and procurement to advance the project. This continues to track in line with those estimated in the feasibility study which estimated $108 to $113 million for the project overall (including $100 to $105 million guided in 2026) with expenditures expected to pick up during the second half of 2026.

18

Torex Gold Resources Inc. | TSX: TXG

Los Reyes

With the acquisition of Prime Mining in the fourth quarter of 2025, the Company’s portfolio of assets increased with the addition of the Los Reyes project in Sinaloa, Mexico — a highly prospective, high grade, gold and silver deposit. In the second quarter of 2026, work on the initial preliminary economic assessment (“PEA”) for the project was completed and the Los Reyes project NI 43-101 Technical Report was released in July1.

During the second quarter, in addition to the finalization of the PEA report, key activities included the completion of an updated Mineral Resource Estimate, a review of the options associated with the layout of site infrastructure and a processing trade-off study related to production capacities, all of which will be further refined in the prefeasibility study (“PFS”) stage of the project, which commenced in July. Work also progressed on the detailed plan outlining the strategy for completion of the PFS, including applicable trade-off studies and further site investigations required to support the PFS technical deliverables. With the resumption of site access and drilling activities, work will commence on the necessary field investigation program to advance the PFS study stage.

EXPLORATION AND DRILLING ACTIVITIES

The Company plans to invest a record $85.0 million in exploration and drilling in 2026 to conduct approximately 161,900 m of drilling across its portfolio of assets in Mexico and the United States (original guidance was $77.0 million and 148,500 m of drilling). The revised forecast reflects $8.0 million of additional drilling (13,400 m) within the Media Luna Cluster targeting the eastern and southern extensions of Media Luna given ongoing positive results to date. The objective of the program is to sustain production, grow reserves, and advance high-quality development opportunities.

During the second quarter, drilling activities at Morelos continued across ELG Underground, the Media Luna Cluster, and at the regional target Atzcala, while drilling activities commenced at the regional target El Naranjo early in the quarter. A key milestone during the second quarter was the resumption of drilling at the Los Reyes project in Sinaloa, Mexico2.

Looking ahead, the exploration program at the Company’s early-stage exploration property Batopilas, in Chihuahua, Mexico, is scheduled to commence in the fourth quarter, while drilling in Nevada, USA is expected to begin at Gryphon in August, followed by Medicine Springs later in 2026.

Morelos

During the second quarter, a total of 7,280 m was drilled in 49 holes at ELG Underground, bringing the year-to-date total to 17,751 m, equivalent to 49% of the 36,000 m planned for 2026. Drilling activities during the quarter were primarily focused on resource delineation, with 4,402 m completed to upgrade Inferred Resources to the Indicated category along the main mineralized trends, as well as 2,878 m of drilling at the El Limón Sur trend targeting to extend mineralization toward the southern portion of the trend.

At the Media Luna Cluster, drilling during the second quarter was primarily focused on resource delineation at the Media Luna mine and Media Luna North, testing the eastern and southern extensions of the Media Luna orebody, and recommencing drilling at Media Luna West. The excellent results returned from drilling to the east of the main Media Luna orebody have justified accelerating the drilling program in that region through an additional 13,400 m of drilling planned for the remainder of 2026. As a result, the budget for drilling at the Media Luna Cluster has increased to $26.0 million, targeting 75,900 m of drilling. Year-to-date, a total of 25,654 m of drilling has been conducted across the Media Luna Cluster, representing 34% of the 2026 program, slightly behind plan given the slower start to the year owing to a change of the drilling contractor. However, the Company remains on track to complete the program by year end.

[1]

For more information on the Los Reyes Preliminary Economic Assessment, see the Company’s news release titled “Torex Gold Releases Results of Los Reyes Preliminary Economic Assessment” issued on July 7, 2026, and filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

[2]

For more information on the Los Reyes drilling program, see the Company’s news release titled “Torex Gold Restarts Drilling at Los Reyes Project” issued on May 28, 2026, filed on SEDAR+ at www.sedarplus.ca and on the Company’s website at www.torexgold.com.

19

Torex Gold Resources Inc. | TSX: TXG

Regionally, the drilling program at Atzcala continues to advance. Environmental permits to commence drilling at the second priority target were received during the quarter and drill pad access and road construction were completed. Drilling at the target commenced in July. At El Naranjo, 2,312 m of drilling was completed during the quarter, with initial results confirming the presence of shallow, low-grade oxidized gold mineralization and indicating that the epithermal mineralization system becomes increasingly well-developed toward the northern part of the target. A total of 15,000 m of drilling is planned for this year at both regional targets.

Los Reyes

At Los Reyes, drilling resumed in late-May, with approximately 20,000 m planned for the 2026 exploration program. The program is focused on de-risking and upgrading mineral resources across the project’s three principal areas - Guadalupe, Z-T, and Central. Directional drilling will be utilized to maximize drilling efficiency, optimize metreage, and reduce the number of drill platforms required.

In parallel, historical drill core will be systematically re-logged for geological and geotechnical characteristics, complemented by approximately 25,000 m of hyperspectral core scanning. These datasets will support the development of updated resource estimation and geometallurgical domain models.

Early-Stage Exploration Properties

In Nevada, prioritization of drill targets is nearly complete at Gryphon, and progress is being made in delineating the two-highest ranked targets where drilling will commence in August. At Medicine Springs, district-scale geological mapping has been completed, and the structural architecture has been defined. District-scale geochemical surveys are now underway and will be followed by geophysical surveys to support the delineation and ranking of the highest-priority drill targets to be drilled in September.

In Chihuahua, the exploration program at Batopilas completed local-scale delineation of the four defined target areas. Based on the identified geological criteria, two conceptual targets were validated and prioritized for drill testing in the fourth quarter. At Guigui, three targets have been mapped at 1:5,000 scale and key geological criteria are being validated. Various field activities are also underway at Guigui including detailed geological mapping, geochemistry, spectrometry, and re-logging of historical drill holes.

In June, the Company completed the process of bringing the La Gloria property in Sonora, Mexico, into good standing, which included paying outstanding duties and other requirements. The property was acquired through the Company’s acquisition of Reyna Silver in August 2025. The La Gloria property is located in close proximity to the past producing El Chanate mine and the producing Herradura mine. The property covers over 24,000 hectares (across four concessions) and was last drilled by Reyna Gold between 2022 and 2024.

20

Torex Gold Resources Inc. | TSX: TXG

Table 7.

In millions of U.S. dollars	Expenditure Classification			Total Q2 2026 YTD Expenditure	Forecast 2026 Expenditure	Total 2025 Expenditure
ELG Cluster
ELG infill and step-out drilling	Capitalized	[1]	$	3.8	9.0	9.8
ELG drilling	Expensed	[2]	$	0.3	1.0	0.4
Media Luna Cluster
Media Luna infill and step-out drilling	Capitalized	[1]	$	1.5	5.0	2.0
Media Luna North infill and step-out drilling	Capitalized	[3]	$	0.8	2.0	—
Media Luna drilling	Expensed	[2]	$	0.2	2.0	0.6
Media Luna North drilling	Capitalized	[3]	$	—	—	7.9
Media Luna Cluster drilling	Expensed	[2]	$	7.4	17.0	19.1
Other Morelos exploration and drilling	Expensed	[2]	$	3.4	7.0	7.3
Morelos support costs[4]
Capital support costs	Capitalized	[3]	$	0.1	—	—
Operating support costs	Expensed	[2]	$	3.3	8.0	—

Total Morelos			$	20.8	51.0	47.1
Los Reyes drilling and project study costs	Expensed	[2]	$	3.7	18.0	—
Gryphon and Medicine Springs exploration and drilling	Expensed	[2]	$	2.0	12.0	—
Batopilas and Guigui exploration and drilling	Expensed	[2]	$	0.9	4.0	—
Other exploration and support costs	Expensed	[2]	$	—	—	7.8

Total[5]			$	27.4	85.0	54.9

1.	Included in sustaining capital expenditures.
2.	Included in exploration and evaluation expenses as reported on the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.
3.	Included in non-sustaining capital expenditures.
4.	Morelos support costs are reported separately for 2026 guidance. For the years ended December 31, 2025 and 2024, support costs were reported within the respective programs.
5.	Excludes definition and grade control drilling costs.

21

Torex Gold Resources Inc. | TSX: TXG

FINANCIAL CONDITION REVIEW

Summary of the Condensed Consolidated Interim Statements of Financial Position

The following table summarizes key financial position items as at June 30, 2026:

Table 8.

In millions of U.S. dollars	Jun 30, 2026	Dec 31, 2025
Cash and cash equivalents	$169.4	$119.5
Value-added tax receivables	62.4	65.3
Trade receivables	37.7	72.8
Inventory	189.5	190.5
Deferred income tax assets	238.9	214.7
Property, plant and equipment	2,349.0	2,319.4
Other assets	32.6	43.2

Total assets	$3,079.5	$3,025.4

Accounts payable and accrued liabilities	$182.9	$190.6
Income taxes payable	143.5	171.0
Debt	—	27.6
Lease-related obligations	99.4	105.6
Decommissioning liabilities	72.7	73.2
Deferred income tax liabilities	—	2.7
Other liabilities	4.1	28.1

Total liabilities	$502.6	$598.8

Total shareholders’ equity	$2,576.9	$2,426.6

Cash and cash equivalents

The Company ended the second quarter of 2026 with cash and cash equivalents of $169.4 million. The Company primarily holds cash balances in U.S dollars but also holds accounts in Canadian dollars and Mexican pesos for operating and administrative purposes.

Value-added tax (“VAT”) receivables

VAT receivables decreased by $2.9 million compared to December 31, 2025, primarily as a result of recoveries exceeding VAT paid. The VAT receivables balance fluctuates as additional VAT is paid and refunds are received, as well as with the movement of the Mexican peso exchange rate relative to the U.S. dollar and any provisions. As at June 30, 2026, the VAT receivables of $62.4 million comprises $60.3 million in current assets and $2.1 million in non-current assets.

Trade receivables

The decrease in trade receivables of $35.1 million compared to December 31, 2025, is primarily due to the timing of sales and receipts, as well as provisional price adjustments on outstanding receivables.

22

Torex Gold Resources Inc. | TSX: TXG

Inventory

The decrease in inventory of $1.0 million is primarily due to lower finished goods due to the timing of production and sales, partially offset by a higher cash cost per ounce in inventory.

Deferred income tax assets

The deferred tax asset primarily relates to tax pools and temporary differences in Mexico. The increase in the deferred tax asset is primarily driven by the tax effect of currency translation on the tax base, coupled by higher depreciation for accounting than for tax purposes, which on a net basis increased the difference between the book value and tax value of the assets in the determination of deferred tax.

Property, plant and equipment

Property, plant and equipment increased primarily due to additions of $132.2 million, partially offset by depreciation of $100.4 million. Refer to Table 12 for a breakdown of capital expenditures for the six months ended June 30, 2026.

Other assets

The other assets balance includes prepaid expenses, advances and deposits, derivative contract assets and lease-related assets. The decrease in other assets is primarily due to lower lease-related assets, partially offset by higher derivative assets.

Accounts payable and accrued liabilities

Accounts payable and accrued liabilities decreased by $7.7 million compared to December 31, 2025, primarily due to the settlement of share-based compensation liabilities with the annual vesting of awards in January 2026, the payment of the 1% royalty for 2025 and mine concession payments during March and settlement of the statutory Mexican employee profit-sharing obligation (“PTU”) relating to 2025. These decreases were largely offset by an increase in trade payables due to the timing of supplier invoices and payments, increased accrued liabilities at Media Luna and advances for carbon fine purchases.

Income taxes payable

The decrease in the balance is primarily due to corporate income tax payments of $140.8 million and an 8.5% Mexican mining tax payment of $52.5 million (paid in the first quarter of 2026 in respect of 2025), partially offset by current income tax expense of $164.9 million.

Debt

In the first quarter of 2026, the Company fully repaid the balance drawn on the Debt Facility.

Lease-related obligations

The decrease in lease-related obligations is primarily due to principal repayments during the first half of 2026, partially offset by the commencement of new leases. As at June 30, 2026, the lease-related obligations of $99.4 million comprises $25.1 million in current liabilities and $74.3 million in non-current liabilities.

Decommissioning liabilities

Decommissioning liabilities increased marginally primarily driven by the accretion on the discounted obligation. As at June 30, 2026, the decommissioning liabilities of $72.7 million are presented as non-current liabilities.

Other liabilities

Other liabilities largely relates to a non-current share-based compensation liability of $4.0 million.

23

Torex Gold Resources Inc. | TSX: TXG

DEBT FINANCING

Debt Facility

On June 25, 2025, the Company and one of its Mexican subsidiaries, Minera Media Luna, S.A. de C.V. (“MML”), (as co-borrowers) executed an amended and restated credit agreement, the Sixth Amended and Restated Credit Agreement (the “Amendment”) with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada, increasing the capacity of the Debt Facility from $300.0 million to $350.0 million. The Debt Facility includes an accordion feature for an additional $200.0 million (prior to June 25, 2025 - $150.0 million) in available capacity at the discretion of the lenders.

On July 6, 2026, the Company and MML entered into a First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the “Amendment”). The Amendment extends the maturity of the Company’s $350.0 million Debt Facility to June 25, 2030, revises certain financial covenants to provide improved financial terms, including revisions to the maximum permitted net leverage ratio and the removal of the minimum tangible net worth covenant, and maintains the $200.0 million accordion feature.

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various Sustainability Performance Targets (“SPTs”) including those in safety, climate change, alignment with the World Gold Council’s Responsible Gold Mining Principles (“RGMPs”) and sustainable water management. The SPTs are aligned with the Company’s sustainability targets.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. As at June 30, 2026, the applicable margin would be 2.25% (December 31, 2025 - 2.25%). As a result of the Amendment, the applicable margin applied from July 6, 2026 will be 1.88% to 3.0% (previously 2.25%-3.25%) based on a leverage ratio. Based on the leverage ratio as at June 30, 2026, the facility applicable margin will be 1.88%.

In the first quarter of 2026, the Company fully repaid the outstanding $30.0 million, net on the Debt Facility. As at June 30, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 million for letters of credit, reducing the available credit of the Debt Facility to $336.9 million (December 31, 2025 - $30.0 million drawn, $13.2 million and $306.8 million, respectively).

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5 and an interest coverage ratio of greater than or equal to 3.0. Prior to the Amendment, it was also subject to a covenant on tangible net worth of $1.0 billion plus 50% of positive quarterly net income from January 1, 2024. As at June 30, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

LIQUIDITY AND CAPITAL RESOURCES

The total assets of the Company as at June 30, 2026 were $3,079.5 million (December 31, 2025 - $3,025.4 million), which includes $169.4 million in cash and cash equivalents (December 31, 2025 - $119.5 million).

Net cash generated from operating activities before changes in non-cash operating working capital was $339.3 million in the first half of 2026, compared to $77.6 million in the first half of 2025. The increase in net cash generated from operating activities before changes in non-cash operating working capital of $261.7 million is

24

Torex Gold Resources Inc. | TSX: TXG

largely due to a higher average realized gold price and higher gold equivalent ounces sold, partially offset by higher income taxes paid, higher production costs and royalties, and an increase for the cash settlement of share-based compensation.

Net cash used in investing activities in the first half of 2026 was $105.1 million compared to $212.9 million in the first half of 2025. Net cash used in investing activities was lower primarily due to lower Media Luna capitalized expenditures, partially offset by higher capital expenditures related to Media Luna North.

Net cash used in financing activities in the first half of 2026 primarily related to share repurchases of $155.0 million, repayments on the Debt Facility of $30.0 million, dividends paid of $21.2 million, lease principal payments of $10.7 million, and other borrowing costs paid of $10.1 million. The net cash generated from financing activities for the comparative period primarily related to proceeds from the Debt Facility of $165.0 million, net, partially offset by lease principal payments of $7.3 million and other borrowing costs paid of $9.3 million.

The Company has no debt outstanding as at June 30, 2026 and has $336.9 million available under the Debt Facility with $13.1 million utilized for letters of credit. Subsequent to June 30, 2026, the Company entered into the First Amending Agreement to its Sixth Amended and Restated Credit Agreement. Under the amended agreement, the $350.0 million Debt Facility matures on June 25, 2030, has no commitment reductions prior to maturity, and can be repaid in full anytime without penalty.

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment and personnel transport equipment for operations at Media Luna. These purchases were subsequently assigned to financiers who own the equipment once delivered by the suppliers and then lease the equipment to the Company. In connection with advanced payments made by the financiers to the suppliers ahead of equipment being delivered, the Company executed interest-bearing promissory notes, of which $2.4 million remain outstanding as at June 30, 2026 (December 31, 2025 - $16.7 million). In addition, lease obligations include $76.6 million of leases for this equipment as at June 30, 2026 (December 31, 2025 - $69.4 million).

As at June 30, 2026, the Company’s contractual obligations included TOAs with certain Ejidos and individual landowners; and contractual commitments related to the purchases of goods, energy and services used in the operations at the Morelos Complex. All TOAs can be terminated within one year at the Company’s discretion at any time without penalty.

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the six months ended June 30, 2026, the Company paid $25.6 million for the 2.5% royalty relating to the fourth quarter of 2025 and the first quarter of 2026 (six months ended June 30, 2025 - $10.9 million relating to the fourth quarter of 2024 and the first quarter of 2025). As at June 30, 2026, the Company accrued $10.1 million for the 2.5% royalty relating to the second quarter of 2026, which was paid in July 2026 (December 31, 2025 - $11.6 million relating to the fourth quarter of 2025, which was paid in January 2026).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. In March 2026, the Company paid $64.6 million in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 - $39.4 million for 2024). As at June 30, 2026, the Company had accrued $44.5 million and $8.0 million for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 - $53.6 million and $12.0 million, respectively).

Production is expected to increase through the second half of 2026 as mined grades and gold recoveries are expected to improve through the third and fourth quarters. Given the timing of tax and employee profit sharing payments, the Company’s net cash generated from operating activities is generally weighted towards the second half of the year as was the case in 2025 and 2024.

The trends that affect the Company’s liquidity are further described in the “Economic Trends” section of this MD&A.

25

Torex Gold Resources Inc. | TSX: TXG

For discussion of liquidity risks, refer to sections “Financial Risk Management” and “Risks and Uncertainties” of this MD&A.

Contractual Commitments

Table 9.

		Payments Due by Period
In millions of U.S. dollars		Total	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years
Operating commitments[1]	$	445.8	261.5	173.8	10.5	—
Capital commitments[1]	$	92.3	83.9	7.7	0.7	—
Accounts payable and accrued liabilities	$	182.9	182.9	—	—	—
Derivative contracts	$	0.1	—	0.1	—	—
Lease-related obligations	$	119.4	33.2	52.0	27.0	7.2

Total	$	840.5	561.5	233.6	38.2	7.2

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at June 30, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at June 30, 2026 is $68.3 million relating to the power purchase agreement.

OUTSTANDING SHARE DATA

Table 10.

Outstanding Share Data as at August 6, 2026	Number[1]
Torex Shares	92,594,592
Restricted share units[2]	295,198
Performance share units[3]	503,586
Stock options assumed pursuant to the Prime Mining acquisition[4]	115,049
Warrants assumed pursuant to the Prime Mining acquisition[5]	8,820

1.

In addition to the above, the Company has 4,541 deferred share units (“DSUs”) outstanding. The DSUs are cash settled and therefore they have been excluded from the outstanding share data as at August 6, 2026.

2.

The balance includes both Restricted Share Units (“RSUs”) and Employee Restricted Share Units (“ERSUs”) issued under the Restricted Share Plan (“RSU Plan”) and the Employee Share Unit (“ESU Plan”), respectively. Each restricted share unit is redeemable for one (i) Torex Share or (ii) its cash equivalent, less applicable tax withholdings.

3.

The number of performance share units that vest is determined by multiplying the number of units granted to the participant, and outstanding at the vesting date, by an adjustment factor, which ranges from 0 to 2.0. Therefore, the number of units that will vest and be settled may be higher or lower than the number of units originally granted to a participant. The adjustment factor is based on the Company’s total shareholder return relative to a group of comparable companies over the applicable period. Under the terms of the plan, the Board of Directors is authorized to determine the adjustment factor.

4.

As of January 1, 2022, the Company ceased the issuance of new stock options and the plan was terminated in March 2025 as the last of the outstanding options were exercised. On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition. A Prime Mining stock option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such Prime Mining stock options (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining stock options on October 21, 2025, there were 358,643 Torex Shares issuable upon the exercise of such options at an exercise price equal to the exercise price of the Prime Mining stock options divided by 0.060 (rounded up to the nearest whole cent).

5.

On October 22, 2025, Torex acquired Prime Mining which resulted in adjustments to the warrants assumed pursuant to the Prime Mining acquisition. A warrant holder is entitled to receive 0.060 of a Torex Share for each Prime Mining share that was issuable upon the exercise of such warrants (rounded down to the nearest whole number). Based on the number of outstanding Prime Mining warrants on October 21, 2025, there were 14,301 Torex Shares issuable upon the exercise of such warrants.

26

Torex Gold Resources Inc. | TSX: TXG

Normal course issuer bid

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence a normal course issuer bid (“NCIB”). Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. The Company purchased 551,102 Torex Shares at an average price of $38.65 (C$54.04) during this period.

On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026. Under the current NCIB, daily purchases are limited to 101,788 Torex Shares, representing 25% of the average daily trading volume of Torex Shares on the TSX for the six-month period ended October 31, 2025 (being 407,154 Torex Shares), except where purchases are made in accordance with the “block purchase exemption” of the TSX rules. The Company will purchase Torex Shares in open market transactions through the facilities of the TSX or alternative trading systems at the representative market price at the time of purchase. All Torex Shares that are repurchased by the Company under the NCIB will be canceled. Securityholders can obtain, without charge, a copy of the notice of intention filed with the TSX by contacting the Company.

During the three and six months ended June 30, 2026, the Company repurchased 990,982 and 3,132,783 Torex Shares, respectively, for $44.2 million (C$61.3 million) and $155.0 million (C$212.8 million), respectively, at an average price per share of $44.57 (C$61.89) and $49.47 (C$67.91), respectively. The book value of the cancelled shares of $45.4 million was recognized as a reduction to share capital, with the remaining $112.5 million recognized as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position. No Torex Shares were repurchased or cancelled during the first half of 2025.

Dividends

On November 5, 2025, the Company’s Board of Directors declared an inaugural quarterly dividend of C$0.15 per Torex Share. In February 2026, the Board declared a quarterly dividend of C$0.15 per Torex Share and in May 2026, declared a quarterly dividend of C$0.16 per Torex Share.

During the three and six months ended June 30, 2026, the Company paid dividends of $10.8 million and $21.2 million respectively, which are included in net cash used in financing activities in the Consolidated Statements of Cash Flows (three and six months ended June 30, 2025 - $nil). In August 2026, the Company declared a quarterly dividend of C$0.16 per Torex Share, payable on September 4, 2026, to shareholders of record on August 21, 2026.

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has presented certain non-GAAP financial measures in this MD&A which include: total cash costs, all-in sustaining costs, all-in sustaining costs margin, sustaining and non-sustaining capital expenditures, average realized gold price, adjusted net earnings, adjusted net earnings per share, EBITDA, adjusted EBITDA, free cash flow, net cash (debt), available liquidity and unit cost measures. The Company believes that these measures, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and, therefore, may not be comparable to other issuers.

Total Cash Costs

Total cash costs is a common financial measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company reports total cash costs on both a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales and net cash generated from operating activities, certain investors use this information to evaluate the Company’s performance. Management uses this metric as an important tool

27

Torex Gold Resources Inc. | TSX: TXG

to monitor operating costs. Total cash costs on a by-product basis are calculated as production costs, excluding temporary suspension costs where applicable, and royalties, less by-product credits and including treatment, refining and other cost deductions. Total cash costs on a gold equivalent basis are calculated as production costs, excluding temporary suspension costs where applicable, royalties, and treatment, refining and other cost deductions. Total cash costs on both a by-product basis and a gold equivalent basis are adjusted for realized (gains) losses on foreign currency contracts where applicable. For 2025 and 2026, the Company’s foreign currency contracts were entered into to manage the foreign currency risk on operating expenditures and therefore are adjusted in total cash costs.

All-In Sustaining Costs (“AISC”)

AISC is a common financial measure in the gold mining industry; however, it has no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as cost of sales and net cash generated from operating and investing activities, certain investors use this information to evaluate the Company’s operating performance and its ability to generate free cash flow from current operations. Management uses this metric as an important tool to monitor operating and capital costs. In addition, the Compensation Committee of the Board of Directors uses certain of these measures, together with other measures, to set incentive compensation goals and assess performance.

Torex reports AISC in accordance with the guidance issued by the World Gold Council (“WGC”) in 2018. The WGC definition of AISC seeks to extend the definition of total cash costs by adding corporate general and administrative costs, reclamation and remediation costs (including accretion and amortization), sustaining exploration and study costs, capitalized stripping costs, sustaining capital expenditures and sustaining leases, and represents the total costs of producing gold from current operations. Non-sustaining capital expenditures are primarily those related to new operations and major projects at existing operations that are expected to materially benefit the current operation. The determination of classification of sustaining versus non-sustaining requires judgement by management. AISC excludes income tax payments, interest costs, costs related to business acquisitions, costs related to growth projects and other expenses not related to ongoing operations. Consequently, these measures are not representative of all of the Company’s cash expenditures. In addition, the calculation of AISC does not include depreciation and amortization expense as it does not reflect the impact of expenditures incurred in prior periods. Therefore, it is not indicative of the Company’s overall profitability. Other companies may quantify these measures differently because of different underlying principles and policies applied. Differences may also occur due to different definitions of sustaining versus non-sustaining capital.

28

Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Total Cash Costs and All-in Sustaining Costs to Production Costs and Royalties

The following table provides a reconciliation of total cash costs and all-in sustaining costs to production costs and royalties as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 11.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Total cash costs per oz sold
Production costs		$166.2	151.3	115.1	317.5	171.3
Royalties		$13.4	19.0	8.6	32.4	14.6
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized gain on foreign currency contracts		$(1.6)	(0.4)	(1.4)	(2.0)	(1.8)

Total cash costs		$65.1	31.5	79.9	96.6	139.4
Total cash costs per oz sold	$/oz	957	388	1,258	647	1,131
All-in sustaining costs per oz sold
Total cash costs		$65.1	31.5	79.9	96.6	139.4
General and administrative costs[2]		$9.5	10.2	7.8	19.7	16.5
Reclamation and remediation costs		$1.9	2.0	1.1	3.9	2.1
Sustaining capital expenditure[3]		$39.1	29.7	29.4	68.8	43.0

Total all-in sustaining costs		$115.6	73.4	118.2	189.0	201.0
Total all-in sustaining costs per oz sold	$/oz	1,699	904	1,862	1,266	1,631

Gold equivalent sold[4]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Total cash costs per oz AuEq sold
Production costs		$166.2	151.3	115.1	317.5	171.3
Royalties		$13.4	19.0	8.6	32.4	14.6
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized gain on foreign currency contracts		$(1.6)	(0.4)	(1.4)	(2.0)	(1.8)

Total cash costs		$176.6	167.5	123.5	344.1	185.3
Total cash costs per oz AuEq sold[4]	$/oz AuEq	1,912	1,534	1,606	1,707	1,348
All-in sustaining costs per oz AuEq sold
Total cash costs		$176.6	167.5	123.5	344.1	185.3
General and administrative costs[2]		$9.5	10.2	7.8	19.7	16.5
Reclamation and remediation costs		$1.9	2.0	1.1	3.9	2.1
Sustaining capital expenditure[3]		$39.1	29.7	29.4	68.8	43.0

Total all-in sustaining costs		$227.1	209.4	161.8	436.5	246.9
Total all-in sustaining costs per oz AuEq sold[4]	$/oz AuEq	2,459	1,917	2,103	2,165	1,796

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.

29

Torex Gold Resources Inc. | TSX: TXG

2.

This amount excludes a gain of $0.8 million, loss of $1.2 million and loss of $6.2 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and a loss of $0.4 million and loss of $13.8 million for the six months ended June 30, 2026 and June 30, 2025, respectively, in relation to the remeasurement of share-based payments. This amount also excludes corporate depreciation and amortization expenses totalling $nil, $0.1 million and $nil for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, $0.1 million and $0.1 million for the six months ended June 30, 2026 and June 30, 2025, respectively, within general and administrative costs. Included in general and administrative costs is share-based compensation expense in the amount of $2.0 million or $29/oz ($22/oz AuEq) for the three months ended June 30, 2026, $2.3 million or $28/oz ($21/oz AuEq) for the three months ended March 31, 2026, $1.8 million or $28/oz ($23/oz AuEq) for the three months ended June 30, 2025, $4.3 million or $29/oz ($21/oz AuEq) for the six months ended June 30, 2026 and $4.1 million or $33/oz ($30/oz AuEq) for the six months ended June 30, 2025.

3.

Sustaining capital expenditures includes lease payments (principal and interest) of $7.8 million, $7.7 million and $4.8 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and $15.5 million and $5.6 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

4.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Reconciliation of Sustaining and Non-Sustaining Capital Expenditures to Additions to Property, Plant and Equipment

The following table provides a reconciliation of capital expenditures to additions to property, plant and equipment as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 12.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Sustaining	$	31.3	22.0	24.6	53.3	37.4
Lease payments (sustaining)	$	7.8	7.7	4.8	15.5	5.6

Total sustaining	$	39.1	29.7	29.4	68.8	43.0

Non-sustaining
Media Luna Project[1]	$	14.9	8.2	48.9	23.1	104.4
Media Luna North Project	$	12.0	14.7	4.5	26.7	8.5
Media Luna North drilling	$	2.9	3.1	1.9	6.0	2.1
Working capital changes and other	$	(7.2)	(7.1)	16.1	(14.3)	66.3

Capital expenditures[2]	$	61.7	48.6	100.8	110.3	224.3

1.

Non-sustaining capital expenditures includes lease payments (principal and interest) of $nil, $nil and $1.1 million for the three months ended June 30, 2026, March 31, 2026, and June 30, 2025, respectively, and $nil and $5.1 million for the six months ended June 30, 2026 and June 30, 2025, respectively.

2.	The amount of cash expended on additions to property, plant and equipment in the period as reported in the Condensed Consolidated Interim Statements of Cash Flows.

Average Realized Gold Price

Average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to better understand the gold price and margin realized throughout a period.

Average realized gold price on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver credits and copper credits, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and gold QP Hedges where applicable, divided by ounces of gold sold. Average realized gold price on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, divided by ounces of gold equivalent sold.

30

Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Average Realized Gold Price to Revenue

The following table provides a reconciliation of average realized gold price on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 13.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Revenue		$406.9	539.3	253.9	946.2	423.9
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain on gold QP Hedges		$8.3	—	—	8.3	—

Total proceeds		$302.3	400.9	210.2	703.2	377.1
Average realized gold price	$/oz	4,442	4,935	3,311	4,710	3,060

Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Revenue		$406.9	539.3	253.9	946.2	423.9
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain (loss) on QP Hedges		$12.4	(14.4)	—	(2.0)	—

Total proceeds		$417.9	522.5	253.8	940.4	423.0
Average realized gold price	$/oz AuEq	4,525	4,784	3,299	4,665	3,077

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

All-in Sustaining Costs Margin and All-in Sustaining Costs Margin Per Oz Sold

AISC margin and AISC margin on a by-product basis (per oz sold) and a gold equivalent basis (per oz AuEq sold) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these measures to evaluate the Company’s performance and ability to generate operating income to fund its capital investment and service its debt. AISC margin on a by-product basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less silver and copper credits, and adjusted for treatment, refining and other cost deductions and realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. AISC margin on a gold equivalent basis is calculated as revenue per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income, less treatment, refining and other cost deductions, realized gains (losses) on gold contracts and QP Hedges where applicable, and AISC. All-in sustaining costs margin per oz sold reflects the average realized gold price per oz sold less all-in sustaining costs per oz sold on both a by-product and gold equivalent basis.

31

Torex Gold Resources Inc. | TSX: TXG

Reconciliation of All-in Sustaining Costs Margin to Revenue

The following table provides a reconciliation of all-in sustaining costs margin to revenue as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 14.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Gold sold	oz	68,058	81,233	63,493	149,291	123,249
Revenue		$406.9	539.3	253.9	946.2	423.9
Silver credits[1]		$(30.9)	(47.2)	(10.2)	(78.1)	(11.3)
Copper credits[1]		$(80.6)	(88.8)	(33.4)	(169.4)	(34.6)
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain on gold QP Hedges		$8.3	—	—	8.3	—
All-in sustaining costs		$(115.6)	(73.4)	(118.2)	(189.0)	(201.0)

All-in sustaining costs margin		$186.7	327.5	92.0	514.2	176.1

Average realized gold price	$/oz	4,442	4,935	3,311	4,710	3,060
Total all-in sustaining costs margin	$/oz	2,743	4,031	1,449	3,444	1,429
Total all-in sustaining costs margin	%	62	82	44	73	47

Gold equivalent sold[2]	oz AuEq	92,351	109,222	76,922	201,573	137,490
Revenue		$406.9	539.3	253.9	946.2	423.9
Treatment, refining and other cost deductions		$(1.4)	(2.4)	1.2	(3.8)	1.2
Realized loss on gold contracts		$—	—	(1.3)	—	(2.1)
Realized gain (loss) on QP Hedges		$12.4	(14.4)	—	(2.0)	—
All-in sustaining costs		$(227.1)	(209.4)	(161.8)	(436.5)	(246.9)

All-in sustaining costs margin		$190.8	313.1	92.0	503.9	176.1

Average realized gold price	$/oz AuEq	4,525	4,784	3,299	4,665	3,077
Total all-in sustaining costs margin[2]	$/oz AuEq	2,066	2,867	1,196	2,500	1,281
Total all-in sustaining costs margin	%	46	60	36	54	42

1.	Includes provisional price adjustments on sales of copper concentrate and precipitate.
2.

Gold equivalent ounces produced and sold include production of silver and copper converted to a gold equivalent based on a ratio of the average market prices for each commodity sold in the period. Refer to “Gold Equivalent Reporting” for the relevant average market prices by commodity.

Adjusted Net Earnings and Adjusted Net Earnings Per Share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. Management and certain investors use these metrics to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

32

Torex Gold Resources Inc. | TSX: TXG

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs where applicable, the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts excluding QP Hedges, impairment losses, (gains) losses on remeasurement of share-based payments, derecognition of provisions for uncertain tax positions, and the tax effect of currency translation on tax base, net of the tax effect of these adjustments. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

In the first quarter of 2026, the Company revised its calculation of adjusted net earnings by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted net earnings. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on other derivative contracts continue to be removed when determining adjusted net earnings. The prior periods have been recast to conform with this change.

Reconciliation of Adjusted Net Earnings to Net Income

The following table provides a reconciliation of adjusted net earnings to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 15.

		Three Months Ended			Six Months Ended
In millions of U.S. dollars, unless otherwise noted		Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Basic weighted average shares outstanding	shares	93,363,973	95,313,769	86,205,585	94,333,485	86,165,940
Diluted weighted average shares outstanding	shares	94,010,575	95,970,052	87,548,439	95,061,859	87,466,086
Net income		$113.8	207.5	83.2	321.3	122.2
Adjustments:
Unrealized foreign exchange (gain) loss		$(1.2)	(0.8)	2.4	(2.0)	1.7
Unrealized (gain) loss on derivative contracts, excluding QP Hedges		$(3.6)	0.1	(5.0)	(3.5)	(8.2)
(Gain) loss on remeasurement of share-based payments		$(0.8)	1.2	6.2	0.4	13.8
Derecognition of provisions for uncertain tax positions		$—	(12.7)	—	(12.7)	(9.2)
Tax effect of above adjustments		$1.5	0.2	0.8	1.7	2.0
Tax effect of currency translation on tax base		$(24.8)	4.2	(43.8)	(20.6)	(42.6)

Adjusted net earnings		$84.9	199.7	43.8	284.6	79.7
Per share – Basic	$/share	0.91	2.10	0.51	3.02	0.92
Per share – Diluted	$/share	0.90	2.08	0.50	2.99	0.91

Earnings Before Interest, Taxes, Depreciation and Amortization (“EBITDA”) and Adjusted EBITDA

33

Torex Gold Resources Inc. | TSX: TXG

EBITDA and Adjusted EBITDA are non-GAAP financial measures that do not have a standardized meaning under IFRS and as such, they may not be comparable to similar financial measures disclosed by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors use these measures to evaluate the operating performance of the Company. Presenting these measures from period to period helps identify and evaluate earnings trends more readily in comparison with results from prior periods. EBITDA is defined as net income adjusted to exclude depreciation and amortization, net finance (income) costs and income tax expense (recovery). Adjusted EBITDA is defined as EBITDA adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: temporary suspension costs (if applicable), the impact of unrealized foreign exchange (gains) losses, unrealized (gains) losses on derivative contracts excluding QP Hedges, (gains) losses on remeasurement of share-based payments, and certain impairment losses (if applicable).

In the first quarter of 2026, the Company revised its calculation of adjusted EBITDA by no longer removing unrealized gains or losses on QP Hedges in the determination of adjusted EBITDA. This improves consistency with the Company’s treatment of price adjustments on provisionally priced concentrate sales. Unrealized gains or losses on all other derivative contracts continue to be removed when determining adjusted EBITDA. The prior periods have been recast to conform with this change.

Reconciliation of EBITDA and Adjusted EBITDA to Net Income

The following table provides a reconciliation of EBITDA and Adjusted EBITDA to net income as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 16.

	Three Months Ended			Six Months Ended
In millions of U.S. dollars	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Net income	$113.8	207.5	83.2	321.3	122.2
Finance (income) costs and other, net	$(0.7)	2.7	5.2	2.0	7.8
Depreciation and amortization[1]	$49.1	56.5	28.9	105.6	60.9
Current income tax expense	$76.2	88.7	34.6	164.9	40.6
Deferred income tax (recovery) expense	$(29.3)	2.7	(37.8)	(26.6)	(29.3)

EBITDA	$209.1	358.1	114.1	567.2	202.2

Adjustments:
Unrealized (gain) loss on derivative contracts, excluding QP Hedges	$(3.6)	0.1	(5.0)	(3.5)	(8.2)
Unrealized foreign exchange (gain) loss	$(1.2)	(0.8)	2.4	(2.0)	1.7
(Gain) loss on remeasurement of share-based payments	$(0.8)	1.2	6.2	0.4	13.8

Adjusted EBITDA	$203.5	358.6	117.7	562.1	209.5

1.	Includes depreciation and amortization included in cost of sales, general and administrative expenses and exploration and evaluation expenses.

Free Cash Flow

Free cash flow is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. The Company defines free cash flow as net cash generated from operating activities less cash outlays for capital expenditures, lease payments and interest and other borrowing costs paid (including borrowing costs capitalized to property, plant and equipment), as well as net changes in value-added tax receivables (non-cash working capital for investing activities). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, certain investors

34

Torex Gold Resources Inc. | TSX: TXG

use this information to evaluate the Company’s operating performance and its ability to fund operating and capital expenditures without reliance on additional borrowing.

Reconciliation of Free Cash Flow to Net Cash Generated from (used in) Operating Activities

The following table provides a reconciliation of free cash flow to net cash generated from (used in) operating activities as reported in the Condensed Consolidated Interim Statements of Cash Flows:

Table 17.

	Three Months Ended			Six Months Ended
In millions of U.S. dollars	Jun 30, 2026	Mar 31, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Net cash generated from operating activities	$167.6	209.8	67.8	377.4	57.9
Adjusted for:
Additions to property, plant and equipment[1]	$(61.7)	(48.6)	(100.8)	(110.3)	(224.3)
Value-added tax receivables, net[2]	$(0.4)	5.6	6.3	5.2	13.9
Lease payments	$(5.3)	(5.4)	(3.9)	(10.7)	(7.3)
Interest and other borrowing costs paid[3]	$(6.0)	(4.1)	(6.9)	(10.1)	(11.0)

Free cash flow	$94.2	157.3	(37.5)	251.5	(170.8)

1.	The amount of cash expended on additions to property, plant and equipment in the period as reported on the Condensed Consolidated Interim Statements of Cash Flows.
2.	Included in investing activities as reported on the Condensed Consolidated Interim Statements of Cash Flows.
3.	Including borrowing costs capitalized to property, plant and equipment.

Net Cash (Debt)

Net cash (debt) is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Net cash (debt) is defined as total cash and cash equivalents and short-term investments less lease-related obligations and debt, adjusted to exclude unamortized deferred finance charges, at the end of the period. This measure is used by management, and may be used by certain investors, to measure the Company’s debt leverage.

Reconciliation of Net Cash (Debt) to Cash and Cash Equivalents

The following table provides a reconciliation of net cash (debt) to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 18.

In millions of U.S. dollars	Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Jun 30, 2025
Cash and cash equivalents	$169.4	130.0	119.5	103.0
Adjusted for:
Debt	$—	—	(27.6)	(227.2)
Lease-related obligations	$(99.4)	(101.1)	(105.6)	(98.9)
Deferred finance charges	$—	—	(2.4)	(2.8)

Net cash (debt)	$70.0	28.9	(16.1)	(225.9)

Available Liquidity

Available liquidity is a non-GAAP financial measure with no standardized meaning under IFRS and as such, it may not be comparable to similar financial measures disclosed by other issuers. Available liquidity is defined as total cash and cash equivalents and short-term investments and the available credit on the Debt Facility (undrawn

35

Torex Gold Resources Inc. | TSX: TXG

capacity less letters of credits utilized). This measure is used by management, and may be used by certain investors, to measure the Company’s liquidity position.

Reconciliation of Available Liquidity to Cash and Cash Equivalents

The following table provides a reconciliation of available liquidity to cash and cash equivalents as reported in the Condensed Consolidated Interim Statements of Financial Position:

Table 19.

In millions of U.S. dollars		Jun 30, 2026	Mar 31, 2026	Dec 31, 2025	Jun 30, 2025
Cash and cash equivalents	$	169.4	130.0	119.5	103.0
Available credit of the Debt Facility	$	336.9	336.9	306.8	106.1

Available liquidity	$	506.3	466.9	426.3	209.1

Unit Cost Measures

Unit cost measures are non-GAAP financial measures with no standardized meaning under IFRS and they may not be comparable to similar financial measures disclosed by other issuers. The Company defines unit cost measures as components of production costs calculated on a per unit basis (tonnes mined or tonnes processed). The Company believes that, in addition to conventional measures prepared in accordance with IFRS, such as costs of sales, certain investors use this information to evaluate the Company’s operating performance and, in addition to sales, its ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs.

36

Torex Gold Resources Inc. | TSX: TXG

Reconciliation of Unit Cost Measures to Production Costs

The following table provides a reconciliation of unit cost measures to production costs as per the Condensed Consolidated Interim Statements of Operations and Comprehensive Income:

Table 20.

	Three Months Ended						Six Months Ended
In millions of U.S. dollars, unless otherwise noted	Jun 30, 2026		Mar 31, 2026		Jun 30, 2025		Jun 30, 2026		Jun 30, 2025
Gold sold (oz AuEq)	92,351		109,222		76,922		201,573		137,490
Gold sold (oz)	68,058		81,233		63,493		149,291		123,249
Tonnes mined - ELG open pit (kt)	—		—		1,042		—		1,714
Tonnes mined - ELG underground (kt)	280		276		254		556		441
Tonnes mined - Media Luna underground (kt)[1]	702		682		289		1,384		289
Tonnes processed (kt)	982		944		809		1,926		1,513
Total cash costs:
Total cash costs ($) - gold equivalent basis	176.6		167.5		123.5		344.1		185.3
Total cash costs per oz AuEq sold ($)	1,912		1,534		1,606		1,707		1,348
Total cash costs ($) - gold only basis	65.1		31.5		79.9		96.6		139.4
Total cash costs per oz sold ($)	957		388		1,258		647		1,131

Breakdown of production costs	$	$/t	$	$/t	$	$/t	$	$/t	$	$/t
Mining - ELG open pit	—	—	—	—	7.9	7.61	—	—	13.9	8.10
Mining - ELG underground	26.2	93.41	21.8	78.89	17.9	70.34	48.0	86.28	32.9	74.62
Mining - Media Luna underground[1]	38.1	54.33	33.0	48.39	12.7	43.95	71.1	51.39	12.7	43.95
Processing	55.9	56.90	47.1	49.88	39.0	48.31	103.0	53.44	64.2	42.45
Site support	29.3	29.89	26.3	27.85	19.3	23.80	55.6	28.88	27.4	18.09
Mexican profit sharing (PTU)	10.2	10.38	9.4	9.95	7.2	8.90	19.6	10.17	9.3	6.15
Inventory movement	(4.4)		4.8		4.8		0.4		3.3
Concentrate logistics	8.3		5.5		3.4		13.8		3.4
Other	2.6		3.4		2.9		6.0		4.2

Production costs	166.2		151.3		115.1		317.5		171.3

1.	Media Luna underground tonnes mined and mining costs are reported post the declaration of commercial production on May 1, 2025.

ADDITIONAL IFRS FINANCIAL MEASURES

The Company has included the additional IFRS measures “Earnings from mine operations” and “Net cash generated from operating activities before changes in non-cash operating working capital” in its financial statements.

37

Torex Gold Resources Inc. | TSX: TXG

“Earnings from mine operations” provides useful information to management and investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, investments made in respect of sustaining capital expenditures, and costs of corporate general and administrative expenses, exploration and evaluation expenses, other expenses, foreign exchange gains and losses, derivative gains and losses, finance costs and income, and taxation.

“Net cash generated from operating activities before changes in non-cash operating working capital” provides useful information to management and investors as an indication of the cash flows from operations before consideration of the impact of changes in operating working capital in the period.

ECONOMIC TRENDS

The market price for gold and foreign currency exchange rates are the most significant external factors that affect the Company’s financial performance.

Table 21.

		Three Months Ended		Six Months Ended
		Jun 30, 2026	Jun 30, 2025	Jun 30, 2026	Jun 30, 2025
Average market spot prices[1]
Gold	$/oz	4,506	3,280	4,693	3,067
Silver	$/oz	73.15	33.68	78.83	32.76
Copper	$/lb	6.05	4.32	5.93	4.28
Closing market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	17.5	18.9	17.5	18.9
Canadian dollar : U.S. dollar	C$ : $	1.39	1.36	1.39	1.36
Average market exchange rates[2]
Mexican peso : U.S. dollar	Peso : $	17.4	19.5	17.5	20.0
Canadian dollar : U.S. dollar	C$ : $	1.37	1.38	1.37	1.41

1.	Based on the LBMA PM fix for gold, LBMA fix for silver and LME cash-settlement price for copper.
2.	Sources: Bank of Mexico for the Mexican peso and Bank of Canada for the Canadian dollar.

Metal prices

The Company’s profitability and operating cash flows are significantly impacted by the price of gold.

From December 31, 2025 to June 30, 2026 based on closing prices, gold prices decreased 8%. From December 31, 2024 to June 30, 2025 based on closing prices, gold prices increased 26%. In January 2025, the Company entered into gold put options to sell 155,000 oz of gold in 2025 at a strike price of $2,500 per oz. As at June 30, 2026, the Company had no further outstanding gold put options.

38

Torex Gold Resources Inc. | TSX: TXG

Foreign exchange rates

The functional currency of the Company and its subsidiaries is the U.S. dollar, and it is, therefore, exposed to financial risk related to foreign exchange rates.

Changes in exchange rates are expected to have an impact on the Company’s results. In particular, approximately 72% of the Company’s payments in the first half of 2026 were incurred in Mexican pesos. In addition, the Company is exposed to foreign exchange risk on its non-U.S. dollar denominated monetary assets and liabilities. The average exchange rates of the Mexican peso relative to the U.S. dollar were MXN 17.5 and MXN 20.0 to $1 for the six months ended June 30, 2026 and 2025, respectively, representing a 12.6% appreciation in the Mexican peso. To manage the foreign currency risk on operating expenditures to 2027, the Company entered into a series of zero-cost collars to hedge against changes in foreign exchange rates of the Mexican peso.

As at June 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $15.0 million between July 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. For details of the remaining foreign exchange collar contracts, refer to Table 23. To further manage the foreign currency risk on operating expenditures to 2027, the Company entered into foreign exchange forward contracts to hedge against changes in foreign exchange rates of the Mexican peso. As at June 30, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 2,504.7 million for $137.0 million between July 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 18.28:1. For details of the remaining foreign exchange forward contracts, refer to Table 24.

SUMMARY OF QUARTERLY RESULTS

Quarterly Results for the Eight Most Recently Completed Quarters

Table 22.

		2026		2025				2024
In millions of U.S. dollars, unless otherwise noted		Jun 30	Mar 31	Dec 31	Sep 30	Jun 30	Mar 31	Dec 31	Sep 30
Financial Results
Revenue		$406.9	539.3	465.3	416.4	253.9	170.0	295.0	313.7
Net income		$113.8	207.5	166.8	114.4	83.2	39.0	60.4	29.2
Per share – Basic	$/share	1.22	2.18	1.78	1.33	0.97	0.45	0.70	0.34
Per share – Diluted	$/share	1.20	2.16	1.76	1.31	0.95	0.45	0.69	0.34

For each of the eight most recently completed quarters, the financial data was prepared in accordance with IFRS. The presentation and functional currency are in U.S. dollars. The quarterly results are unaudited. Sum of all the quarters may not add up to annual or year-to-date totals due to rounding.

Net income has fluctuated based on, among other factors, the quantity and grade of ore mined and processed, metal prices, foreign exchange rates, current and deferred income tax recoveries and expenses, consumption rates and unit costs of plant reagents consumed, interest income and movements in the Company’s share price. Metal prices affect the Company’s realized sales prices of its production, gains and losses on commodity derivative contracts entered into, and TOAs with local communities. Fluctuations in the value of the Mexican peso and Canadian dollar relative to the U.S. dollar affect the Company’s operating and corporate expenses, foreign currency derivative gains and losses, income taxes, and the value of non-U.S. dollar denominated monetary assets and liabilities such as cash, VAT receivables, accounts payable and lease-related obligations. Changes in

39

Torex Gold Resources Inc. | TSX: TXG

the value of the Mexican peso also impact the tax basis of non-monetary assets and liabilities considered in the Company’s deferred tax assets and liabilities.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Refer to Notes 3 and 4 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

RECENT ACCOUNTING PRONOUNCEMENTS

Refer to Note 3 in the Company’s condensed consolidated interim financial statements for the three months ended June 30, 2026 and Note 3 in the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

FINANCIAL RISK MANAGEMENT

The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of those risks. These risks include liquidity risk, interest rate risk, foreign currency risk and commodity price risk, and are detailed in Note 25 of the Company’s audited consolidated financial statements for the years ended December 31, 2025 and 2024.

Foreign Currency Risk

Foreign Exchange Zero-Cost Collars

In 2024, the Company entered into a series of zero-cost collars whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican peso between July 2024 and December 2025 for a total notional value of $123.7 million, with a weighted average put strike (floor) rate of 19.41:1 and a weighted average call strike (ceiling) rate of 21.32:1.

In October 2025, the Company entered into an additional a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the MXN between January 2026 and September 2027 for a total notional value of $21.0 million, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1. The Company intends to enter into additional foreign currency contracts to hedge against changes in foreign exchange rates of the MXN on a rolling 24-month basis.

As at June 30, 2026, the remaining MXN/USD foreign exchange collar contracts to settle a notional value of $15.0 million between July 2026 and September 2027 have a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1.

40

Torex Gold Resources Inc. | TSX: TXG

Table 23.

Settlement Date (Quarter)	Weighted Average Put Strike (Floor) Rate (MXN/USD)	Weighted Average Call Strike (Ceiling) Rate (MXN/USD)	Weighted Average Collar Amount (USD)
Q3 2026	18.50	20.20	3,000,000
Q4 2026	18.50	20.20	3,000,000
Q1 2027	18.50	20.20	3,000,000
Q2 2027	18.50	20.20	3,000,000
Q3 2027	18.50	20.20	3,000,000

Total	18.50	20.20	15,000,000

Foreign Exchange Forwards

In 2024, the Company entered into foreign exchange forward contracts to purchase MXN 924.3 million for $44.0 million between January 2025 and December 2025 at a weighted average MXN/USD foreign exchange rate of 21.01:1, and all of which had expired on or prior to December 2025.

In the first quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 million between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1. In the second quarter of 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,809.4 million for $103.0 between May 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 17.57:1. As at June 30, 2026, the remaining MXN/USD foreign exchange forwards are for the purchase of MXN 2,504.7 million for $137.0 million between July 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 18.28:1.

Table 24.

Settlement Date (Quarter)	Weighted Average Foreign Exchange Rate (MXN/USD)	Weighted Average Forward Amount (USD)
Q3 2026	18.12	30,000,000
Q4 2026	18.23	25,000,000
Q1 2027	18.45	30,000,000
Q2 2027	18.32	14,000,000
Q3 2027	18.32	14,000,000
Q4 2027	18.32	14,000,000
Q1 2028	18.24	5,000,000
Q2 2028	18.24	5,000,000

Total	18.28	137,000,000

Commodity Price Risk

Gold Put Options

In January 2025, the Company entered into gold put options to sell 155,000 oz of gold between January 2025 and December 2025 at a strike price of $2,500 per oz. These contracts expired in December 2025, and as at June 30, 2026, the Company had no further gold put option contracts outstanding.

Quotational Period Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under

41

Torex Gold Resources Inc. | TSX: TXG

certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements.

Given pricing elections by certain customers, in the first quarter of 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment. In the second quarter of 2026, the Company did not enter into any additional QP Hedges (year ended December 31, 2025 - the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at FVTPL, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise. As at June 30, 2026, the Company did not have any QP Hedge contracts outstanding and the fair value was $nil (December 31, 2025 - $8.5 million liability).

RISKS AND UNCERTAINTIES

The Company is subject to various operational, financial, compliance and other risks, uncertainties, contingencies and other factors which could materially adversely affect the Company’s future business, operations, and financial condition and could cause such future business, operations and financial condition to differ materially from the forward-looking statements and information contained in this MD&A and as described under the heading “Cautionary Notes”.

Management monitors the principal risks and uncertainties to the Company’s business, financial condition, and results of operations for new or elevated risks and supplements, when necessary, its disclosure under “Financial Risk Management” and below. Readers are cautioned that no enterprise risk management framework or system can ensure that all risks to the Company, at any point in time, are accurately identified, assessed, managed or effectively controlled and mitigated.

The nature of the Company’s activities and the locations in which it operates mean that the Company’s business generally is exposed to significant risk factors, known and unknown, many of which are beyond its control.

For a comprehensive discussion of risks faced by the Company, which may cause the actual financial results, performance or achievements of the Company to be materially different from the Company’s estimated future results, performance or achievements expressed or implied by forward-looking information or forward-looking statements, please refer to the Company’s latest Annual Information Form (“AIF”), filed on SEDAR+ at www.sedarplus.ca and available on the Company’s website.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The President and Chief Executive Officer and Chief Financial Officer of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control framework was designed based on the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The President and Chief Executive Officer and Chief Financial Officer evaluated or caused to be evaluated under their supervision the design of internal controls over financial reporting as defined by NI 52-109 as at June 30, 2026. Based on this evaluation, the President and Chief Executive Officer and Chief Financial Officer concluded that the Company’s internal controls over financial reporting were designed effectively as at June 30, 2026.

There was no change in the Company’s internal control over financial reporting that occurred during the second quarter of 2026 that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting.

42

Torex Gold Resources Inc. | TSX: TXG

Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all relevant information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate to allow timely decisions regarding required disclosure. The Company’s President and Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures, that as at June 30, 2026, the Company’s disclosure controls and procedures have been designed effectively to provide reasonable assurance that material information is made known to them by others within the Company.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Chief Financial Officer, believe that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.

QUALIFIED PERSONS

The scientific and technical information contained in this MD&A pertaining to metal production and production guidance has been reviewed and approved by Miguel Pimentel, P.Eng., Vice President, Metallurgy and Process Engineering of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

The scientific and technical information contained in this MD&A pertaining to mineral resources, drilling and exploration programs and results have been reviewed and approved by Rochelle Collins, P.Geo., Director, Mineral Resources of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

All other scientific and technical information contained in this MD&A has been reviewed and approved by Dave Stefanuto, P. Eng., Executive Vice President, Technical Services and Capital Projects of Torex Gold Resources Inc. and a Qualified Person under NI 43-101.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Company’s most recent AIF, is filed on SEDAR+ at www.sedarplus.ca, and is available upon request from the Company.

CAUTIONARY NOTES

Forward-Looking Statements

This MD&A contains “forward-looking statements” and “forward-looking information” (collectively, “Forward-Looking Information”) within the meaning of applicable Canadian securities legislation. Forward-Looking Information includes, but is not limited to, information with respect to the future mining, development, exploration and drilling plans concerning the Morelos Complex, Los Reyes Project, and the Company’s early-stage exploration properties; the adequacy of the Company’s financial resources; plans to realize the full potential of the Morelos Complex and seek opportunities to acquire assets that enable diversification and deliver value to shareholders; the Company’s 2026 guidance and objectives as described in the MD&A, including expected production levels, costs, capital expenditures, exploration expenditures, and operating performance; expected production levels throughout the second half of the year; the Company’s return of capital program and target to return approximately $350 million to shareholders during 2026 through dividends and share repurchases; Media Luna North development plans, costs and forecasts, including the target of first production in late 2026 with the declaration of commercial production shortly thereafter; the Company’s objective of expanding resources while enhancing and extending the current production profile of the Morelos Complex;; 2026 production, cost and capital expenditure guidance; expected production sequencing, mining rates, plant throughput, grades and recoveries during the second half of 2026; expected all-in sustaining costs and the factors contributing to revised

43

Torex Gold Resources Inc. | TSX: TXG

cost guidance, including exchange rates, reagent consumption and prices, mining volumes, recoveries, royalties and land access payments; sustaining and non-sustaining capital expenditures; exploration and drilling expenditures and the objectives, timing and potential results of exploration programs; expected access to higher grade stopes at Media Luna Underground by mid-2026; expected mining rates and production volumes at ELG Underground; the results, assumptions and potential outcomes of the Los Reyes preliminary economic assessment, including estimated NPV, IRR, payback, mine life, production, costs, capital requirements and funding expectations; the Company’s ability to fund Los Reyes from cash flows generated by the Morelos Complex; Los Reyes development plans, including the prefeasibility study starting in the second half of 2026; expectations regarding reserve and resource growth and future exploration success; timing and execution of future growth and diversification initiative; the planned listing of Torex Shares on a U.S. exchange, including timing, regulatory and exchange approvals, satisfaction of listing requirements and Sarbanes-Oxley readiness; expected liquidity and availability under the Company’s revolving credit facility, including any accordion feature; and expectations regarding safety, environmental, social and governance initiatives. Forward-Looking Information also includes the Company’s key strategic objectives: optimize Morelos production and costs, disciplined growth and capital allocation, grow reserves and resources, project delivery excellence, retain and attract best industry talent, and be an industry leader in responsible mining.

Generally, Forward-Looking Information can be identified by the use of forward-looking terminology such as “plans,” “expects,” or “does not expect,” “is expected,” “budget,” “scheduled,” “goal,” “estimates,” “forecasts,” “intends,” “anticipates,” or “does not anticipate,” “believes”, “potential”, “objective”, “target”, “guided”, “trends” or “tends” or variations of such words and phrases or statements that certain actions, events or results “may,” “could,” “would,” “might,” or “will be taken,” “will occur,” or “be achieved.” Forward-Looking Information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such Forward-Looking Information. Such risks, include, without limitation, risks relating to commodity prices, foreign exchange rates, inflationary pressures, labour availability and costs, equipment availability and performance, mining and processing performance, actual grades and recoveries achieved, permitting and regulatory developments, community relations, security conditions, project execution and scheduling, and the timing and success of development and exploration activities and other risks factors disclosed herein and elsewhere in the Company’s public disclosure, including, the AIF, and annual MD&A. Such forward-looking information is based on assumptions including, among others, assumptions regarding commodity prices; foreign exchange rates, including the Mexican peso to U.S. dollar exchange rate; mining rates, grades, recoveries and throughput; availability and cost of labour, reagents, energy, equipment and capital; contractor performance; permitting and regulatory approvals; geotechnical, metallurgical and geological conditions; the accuracy of mineral resource and mineral reserve estimates and technical report assumptions; the timing and success of development and exploration programs; the ability to obtain and maintain required approvals for a U.S. exchange listing; market conditions and Board approvals for dividends and share repurchases; availability of financing and liquidity; and general economic, political, regulatory and market conditions; Forward-Looking Information is also based on the assumptions and risks discussed in this MD&A, the AIF, the annual MD&A, and such other reasonable assumptions, estimates, analysis and opinions of management made in light of its experience and its perception of trends, current conditions and expected developments, as well as other factors that management believes to be relevant and reasonable in the circumstances at the date that such statements are made, but which may prove to be incorrect, including without limitation, that there will be no material adverse change affecting Torex or its properties and that political and legal developments will be consistent with current expectations. Although the Company believes that the assumptions and expectations reflected in such Forward-Looking Information are reasonable, undue reliance should not be placed on Forward-Looking Information because the Company can give no assurance that such expectations will prove to be correct. The Forward-Looking Information contained herein is presented for the purposes of assisting investors in understanding the Company’s expected financial and operating performance and the Company’s plans and objectives and may not be appropriate for other purposes. The Company does not undertake to update any Forward-Looking Information, except in accordance with applicable securities laws. The Los Reyes PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There is no certainty that the results, assumptions or conclusions of the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

August 6, 2026

44

Torex Gold Resources Inc. | TSX: TXG